[redacted]

08004213

GREAT-WEST
LIFECO INC.

July 31, 2008

SEC Mail
Mail Processing
Section
AUG 0 2008
Washington, DC
106

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs:

SUPPL

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents:

- Interim Comparative Financial Statements (unaudited) for the period ending June 30, 2008;
- Interim MD&A for the period ending June 30, 2008;
- CEO/CFO Certification dated July 30, 2008;
- Press Release dated July 30, 2008 announcing second quarter results

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

PROCESSED
AUG 13 2008
THOMSON REUTERS

Connie Neilson
Senior Corporate Secretarial Specialist

Encls.

Direct Line: (204) 946-8795
Fax Line: (204) 946-4139
E-mail: cone@gwl.ca

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Income				
Premium income (note 15)	**$ 4,523**	$ 4,010	**$ 21,313**	$ 9,352
Net investment income (note 4)				
Regular net investment income	**1,648**	1,465	**3,000**	2,859
Changes in fair value on held for trading assets	**(1,595)**	(1,927)	**(2,535)**	(2,344)
Total net investment income	**53**	(462)	**465**	515
Fee and other income	**806**	554	**1,603**	1,107
	5,382	4,102	**23,381**	10,974
Benefits and expenses				
Policyholder benefits	**4,434**	3,540	**8,123**	8,740
Policyholder dividends and experience refunds	**331**	305	**678**	470
Change in actuarial liabilities (note 15)	**(1,281)**	(1,295)	**10,967**	(1,319)
Total paid or credited to policyholders	**3,484**	2,550	**19,768**	7,891
Commissions	**330**	336	**652**	676
Operating expenses	**646**	428	**1,294**	885
Premium taxes	**42**	51	**94**	108
Financing charges (note 6)	**77**	53	**183**	104
Amortization of finite life intangible assets	**10**	6	**20**	14
Net income from continuing operations before income taxes	**793**	678	**1,370**	1,296
Income taxes - current	**220**	182	**340**	306
- future	**(32)**	(51)	**(43)**	(62)
Net income from continuing operations before non-controlling interests	**605**	547	**1,073**	1,052
Non-controlling interests (note 8)	**27**	43	**(130)**	76
Net income from continuing operations	**578**	504	**1,203**	976
Net income from discontinued operations (note 2)	**649**	54	**692**	110
Net income	**1,227**	558	**1,895**	1,086
Perpetual preferred share dividends	**14**	14	**28**	28
Net income - common shareholders	**$ 1,213**	$ 544	**$ 1,867**	$ 1,058
Earnings per common share (note 13)				
Basic	**$ 1.356**	$ 0.610	**$ 2.088**	$ 1.186
Diluted	**$ 1.350**	$ 0.606	**$ 2.078**	$ 1.177

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	June 30, 2008	December 31, 2007	June 30, 2007
Assets			
Bonds (note 4)	**$ 64,611**	$ 65,069	$ 69,246
Mortgage loans (note 4)	**16,903**	15,869	15,172
Stocks (note 4)	**6,860**	6,543	5,866
Real estate (note 4)	**2,914**	2,547	2,207
Loans to policyholders	**6,618**	6,317	6,496
Cash and cash equivalents	**3,267**	3,650	4,109
Funds held by ceding insurers	**13,676**	1,512	1,720
Assets of operation held for sale (note 2)	**-**	697	747
Goodwill	**6,315**	6,295	5,383
Intangible assets	**3,985**	3,917	1,530
Other assets	**6,140**	5,972	4,580
Total assets	**$ 131,289**	$ 118,388	$ 117,056
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 100,462**	$ 87,681	$ 87,690
Provision for claims	**1,325**	1,315	1,154
Provision for policyholder dividends	**616**	600	562
Provision for experience rating refunds	**228**	310	185
Policyholder funds	**2,294**	2,160	2,148
	104,925	92,066	91,739
Debentures and other debt instruments (note 7)	**3,774**	5,241	3,014
Funds held under reinsurance contracts	**162**	164	1,944
Other liabilities	**5,505**	5,211	3,891
Liabilities of operations held for sale (note 2)	**-**	428	567
Repurchase agreements	**577**	344	957
Deferred net realized gains	**175**	179	176
	115,118	103,633	102,288
Preferred shares (note 9)	**794**	786	813
Capital trust securities and debentures	**640**	639	638
Non-controlling interests			
Participating account surplus in subsidiaries	**1,961**	2,103	2,021
Preferred shares issued by subsidiaries	**157**	157	209
Perpetual preferred shares issued by subsidiaries	**151**	152	153
Non-controlling interests in capital stock and surplus	**30**	10	-
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	**1,099**	1,099	1,099
Common shares	**4,718**	4,709	4,688
Accumulated surplus	**7,948**	6,599	6,093
Accumulated other comprehensive income	**(1,367)**	(1,533)	(977)
Contributed surplus	**40**	34	31
	12,438	10,908	10,934
Liabilities, share capital and surplus	**$ 131,289**	$ 118,388	$ 117,056

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the six months ended June 30	
	2008	2007
Accumulated surplus		
Balance, beginning of year	**$ 6,599**	$ 5,858
Change in accounting policy	**-**	(368)
Net income	**1,895**	1,086
Repatriation of Canada Life seed capital from participating policyholder account (note 8)	**5**	-
Dividends to shareholders		
Perpetual preferred shareholders	**(28)**	(28)
Common shareholders	**(523)**	(455)
Balance, end of period	**$ 7,948**	$ 6,093
Accumulated other comprehensive income, net of income taxes (note 14)		
Balance, beginning of year	**$ (1,533)**	$ (547)
Change in accounting policy	**-**	257
Other comprehensive income	**166**	(687)
Balance, end of period	**$ (1,367)**	$ (977)
Contributed surplus		
Balance, beginning of year	**$ 34**	$ 28
Stock option expense		
Current year expense (note 11)	**6**	3
Balance, end of period	**$ 40**	$ 31

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*

(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Net income	**$ 1,227**	$ 558	**$ 1,895**	$ 1,086
Other comprehensive income (loss), net of income taxes				
Unrealized foreign exchange gains (losses) on translation of foreign operations	**(94)**	(513)	**362**	(588)
Unrealized gains (losses) on available for sale assets	**(108)**	(83)	**(157)**	(98)
Reclassification of realized (gains) losses on available for sale assets	**(18)**	(2)	**(28)**	(23)
Unrealized gains (losses) on cash flow hedges	**36**	(38)	**(10)**	(38)
Non-controlling interests	**7**	60	**(1)**	60
	(177)	(576)	**166**	(687)
Comprehensive income	**$ 1,050**	$ (18)	**$ 2,061**	$ 399

Income tax (expense) benefit included in other comprehensive income

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Unrealized foreign exchange gains (losses) on translation of foreign operations	**$ -**	$ -	**$ -**	$ -
Unrealized gains (losses) on available for sale assets	**34**	22	**56**	26
Reclassification of realized (gains) losses on available for sale assets	**6**	5	**9**	12
Unrealized gains (losses) on cash flow hedges	**(19)**	21	**6**	21
Non-controlling interests	**(2)**	(4)	**-**	(4)
	$ 19	$ 44	**$ 71**	$ 55

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Operations				
Net income	**$ 1,227**	$ 558	**$ 1,895**	$ 1,086
Adjustments:				
Change in policy liabilities	**(1,218)**	(1,496)	**(1,468)**	(1,548)
Change in funds held by ceding insurers	**519**	153	**501**	441
Change in funds held under reinsurance contracts	**(5)**	24	**(6)**	50
Change in current income taxes payable	**460**	14	**289**	(30)
Future income tax expense	**(32)**	(51)	**(43)**	(62)
Gain on disposal of business, after tax (note 2)	**(649)**	-	**(649)**	-
Changes in fair value of financial instruments	**1,592**	1,918	**2,543**	2,333
Other	**(970)**	154	**(1,355)**	(818)
Cash flows from operations	**924**	1,274	**1,707**	1,452
Financing Activities				
Issue of common shares	**4**	1	**9**	12
Partial repayment of five year term facility in subsidiary	**(198)**	-	**(198)**	-
Issue of subordinated debentures in subsidiary	**500**	1,000	**500**	1,000
Issue of short term commercial paper	**-**	124	**-**	124
Repayments of credit facility	**(1,651)**	-	**(1,886)**	-
Increase in (repayment of) line of credit in subsidiary	**(10)**	-	**70**	-
Increase in (repayment of) debentures and other debt instruments	**5**	(18)	**3**	(27)
Dividends paid	**(276)**	(242)	**(551)**	(483)
	(1,626)	865	**(2,053)**	626
Investment Activities				
Bond sales and maturities	**4,164**	5,287	**8,808**	11,819
Mortgage loan repayments	**541**	502	**917**	971
Stock sales	**609**	424	**998**	777
Real estate sales	**98**	15	**198**	34
Change in loans to policyholders	**(137)**	(126)	**(174)**	(160)
Change in repurchase agreements	**(94)**	160	**275**	(267)
Disposal of business (note 2)	**1,344**	-	**1,344**	-
Investment in bonds	**(3,628)**	(5,362)	**(8,970)**	(11,305)
Investment in mortgage loans	**(1,125)**	(690)	**(1,837)**	(1,284)
Investment in stocks	**(915)**	(664)	**(1,363)**	(1,236)
Investment in real estate	**(300)**	(83)	**(400)**	(196)
	557	(537)	**(204)**	(847)
Effect of changes in exchange rates on cash and cash equivalents	**(27)**	(166)	**141**	(182)
Increase (decrease) in cash and cash equivalents	**(172)**	1,436	**(409)**	1,049
Cash and cash equivalents from continuing and discontinued operations, beginning of period	**3,439**	2,696	**3,676**	3,083
Cash and cash equivalents from discontinued operations, end of period	**-**	(23)	**-**	(23)
Cash and cash equivalents, end of period	**$ 3,267**	$ 4,109	**$ 3,267**	$ 4,109

Notes to Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at June 30, 2008 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2007 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2007.

(a) Changes in Accounting Policy

Capital Disclosures

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, *Capital Disclosures.* The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and did not impact the financial results of the Company.

Financial Instrument Disclosure and Presentation

Effective January 1, 2008, the Company adopted the CICA Handbook Section 3862, *Financial Instruments – Disclosures,* and Section 3863, *Financial Instruments – Presentation.* These sections replace existing Section 3861, *Financial Instruments – Disclosure and Presentation.* Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement* during 2007.

(b) Comparative Figures

Certain of the 2007 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Disposals

On April 1, 2008, Lifeco announced that Great-West Life & Annuity Insurance Company (GWL&A) has completed the sale of its health care business, Great-West Healthcare. As part of the transaction GWL&A has received U.S. $1.5 billion in gross proceeds, and approximately U.S. $750 million representing the amount of equity invested in the health care business was made available for other purposes. The sale proceeds and the equity invested were applied to outstanding short term credit facilities and a term loan (refer to note 7).

As a result of the sale a net gain of $1,025 ($649 after tax) was recorded in net income from discontinued operations on the Summary of Consolidated Operations. The gain is net of a charge of $329 ($208 after tax) as a result of costs associated with the sale. In accordance with CICA Handbook Section 3475, *Disposal of Long-lived Assets and Discontinued Operations* the operating results and assets and liabilities of the health care business have been presented as discontinued operations in the financial statements of the Company.

After tax net income of the health care business presented as discontinued operations on the Summary of Consolidated Operations is comprised of the following:

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Income				
Premium income	**$ (40)**	$ 256	**$ 184**	$ 527
Net investment income	**-**	18	**11**	43
Fee and other income	**-**	195	**164**	406
	(40)	469	**359**	976
Gain on sale	**1,025**	-	**1,025**	-
	985	469	**1,384**	976
Benefits and expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**(40)**	214	**151**	457
Other	**-**	178	**145**	361
Net income from discontinued operations before income taxes	**1,025**	77	**1,088**	158
Income taxes	**376**	23	**396**	48
Net income from discontinued operations	**$ 649**	$ 54	**$ 692**	$ 110

As a result of the sale of its health care business, GWL&A recognized a charge of $58 after-tax relating to the strengthening of reserves in its continuing operations.

On the Consolidated Balance Sheets assets and liabilities of operations held for sale are comprised of the following:

	December 31, 2007	June 30, 2007
Assets		
Bonds	$ 241	$ 210
Cash and cash equivalents	26	23
Goodwill	47	56
Intangible assets	11	11
Other assets	372	447
Assets of operations held for sale	$ 697	$ 747
Liabilities		
Policy liabilities	$ 248	$ 302
Other liabilities	180	247
Repurchase agreements	-	18
Liabilities of operations held for sale	$ 428	$ 567

As of April 1, 2008 all of the assets and liabilities of operations held for sale have been sold.

3. Restructuring Costs

Following the acquisition of Putnam Investments, LLC (Putnam) on August 3, 2007, the Company developed a plan to restructure and exit certain operations of Putnam. The Company expects the restructuring to be substantially complete by the end of 2009. Costs of $184 (U.S. $175) are expected to be incurred as a result by the U.S. operating segment and consist primarily of restructuring and exit activities involving operations and systems, compensation and facilities costs. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Summary of Consolidated Operations. The costs include approximately $154 (U.S $146) that was recognized as part of the purchase equation of Putnam and costs of approximately $30 (U.S. $29) will be charged to income as incurred.

The following details the amount and status of restructuring program costs:

	Expected total costs	Amounts utilized - 2007	Amounts utilized - 2008	Changes in foreign exchange rates	Balance June 30, 2008
Compensation costs	$ 133	$ (27)	$ (32)	$ (6)	$ 68
Exiting and consolidating operations	22	(6)	-	-	16
Eliminating duplicate systems	29	(1)	-	-	28
	$ 184	$ (34)	$ (32)	$ (6)	$ 112
Accrued on acquisition	$ 154	$ (34)	$ (32)	$ (6)	$ 82
Expense as incurred	30	-	-	-	30
	$ 184	$ (34)	$ (32)	$ (6)	$ 112

4. Portfolio Investments

(a) Carrying values of portfolio investments are as follows:

June 30, 2008

	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,746	$ 16,252	$ 376	$ 1,696	$ 1,748	$ -	$ -	$ 20,070
- corporate	2,367	34,019	1,158	6,997	6,976	-	-	44,541
	4,113	50,271	1,534	8,693	8,724	-	-	64,611
Mortgage loans								
- residential	-	-	-	6,989	7,030	-	-	6,989
- non-residential	-	-	-	9,914	9,686	-	-	9,914
	-	-	-	16,903	16,716	-	-	16,903
Stocks	1,395	5,139	-	-	-	326	389	6,860
Real estate	-	-	-	-	-	2,914	3,117	2,914
	$ 5,508	$ 55,410	$ 1,534	$ 25,596	$ 25,440	$ 3,240	$ 3,506	$ 91,288

December 31, 2007

	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,541	$ 16,554	$ 635	$ 1,775	$ 1,877	$ -	$ -	$ 20,505
- corporate	2,504	34,030	1,005	7,025	7,130	-	-	44,564
	4,045	50,584	1,640	8,800	9,007	-	-	65,069
Mortgage loans								
- residential	-	-	-	7,121	7,127	-	-	7,121
- non-residential	-	-	-	8,748	8,879	-	-	8,748
	-	-	-	15,869	16,006	-	-	15,869
Stocks	1,432	4,791	-	-	-	320	461	6,543
Real estate	-	-	-	-	-	2,547	2,844	2,547
	$ 5,477	$ 55,375	$ 1,640	$ 24,669	$ 25,013	$ 2,867	$ 3,305	$ 90,028

	June 30, 2007							
	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,751	$ 18,769	$ 908	$ 1,977	$ 2,134	$ -	$ -	$ 23,405
- corporate	3,196	34,638	684	7,323	7,227	-	-	45,841
	4,947	53,407	1,592	9,300	9,361	-	-	69,246
Mortgage loans								
- residential	-	-	-	7,230	7,385	-	-	7,230
- non-residential	-	-	-	7,942	7,735	-	-	7,942
	-	-	-	15,172	15,120	-	-	15,172
Stocks	844	4,709	-	-	-	313	476	5,866
Real estate	-	-	-	-	-	2,207	2,710	2,207
	$ 5,791	$ 58,116	$ 1,592	$ 24,472	$ 24,481	$ 2,520	$ 3,186	$ 92,491

[1] Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Included in portfolio investments are the following:

(i) Non-performing loans:

	June 30, 2008	December 31, 2007	June 30, 2007
Bonds	**$ 47**	$ 33	$ 66
Mortgage loans	**7**	9	12
	$ 54	$ 42	$ 78

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when they are deemed to have an other than temporary impairment as a result of:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) the Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value. For non-performing available for sale loans, recorded at fair value, the accumulated loss recorded in accumulated other comprehensive income is reclassified to net investment income. Once an impairment loss on an available for sale asset is recorded to income it is not reversed.

(ii) Changes in the allowance for credit losses are as follows:

	For the six months ended June 30, 2008			For the six months ended June 30, 2007		
	Bonds	**Mortgage Loans**	**Total**	Bonds	Mortgage Loans	Total
Balance, beginning of year	$ 34	$ 19	$ 53	$ 44	$ 30	$ 74
Net provision (recoveries) for credit losses - in year	-	(2)	(2)	(1)	(4)	(5)
Write-offs, net of recoveries	(6)	2	(4)	-	(2)	(2)
Other (including foreign exchange rate changes)	1	-	1	(4)	(3)	(7)
Balance, end of period	$ 29	$ 19	$ 48	$ 39	$ 21	$ 60

(c) Net investment income is comprised of the following:

For the three months ended June 30, 2008	**Bonds**	**Mortgage loans**	**Stocks**	**Real estate**	**Other**	**Total**
Regular net investment income:						
Investment income earned	$ 1,097	$ 236	$ 73	$ 42	$ 159	$ 1,607
Net realized gains (losses) *(available for sale)*	32	-	(1)	-	-	31
Net realized gains (losses) *(other classifications)*	9	5	1	-	-	15
Amortization of net realized/unrealized gains (non-financial instruments)	-	-	-	9	-	9
Net recovery of credit losses	2	-	-	-	-	2
Other income and expenses	-	-	-	-	(16)	(16)
	1,140	241	73	51	143	1,648
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(20)	-	-	-	-	(20)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(1,882)	-	169	-	138	(1,575)
	(1,902)	-	169	-	138	(1,595)
Net investment income	$ (762)	$ 241	$ 242	$ 51	$ 281	$ 53

For the three months ended June 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 948	$ 223	$ 45	$ 26	$ 191	$ 1,433
Net realized gains (losses) *(available for sale)*	7	-	-	-	-	7
Net realized gains (losses) *(other classifications)*	11	9	-	-	-	20
Recovery of credit losses	1	4	-	-	-	5
Amortization of deferred net realized gains	-	-	-	18	-	18
Other income and expenses	-	-	-	-	(18)	(18)
	967	236	45	44	173	1,465
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(18)	-	-	-	-	(18)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(1,962)	-	133	-	(80)	(1,909)
	(1,980)	-	133	-	(80)	(1,927)
Net investment income	$ (1,013)	$ 236	$ 178	$ 44	$ 93	$ (462)

For the six months ended June 30, 2008	**Bonds**	**Mortgage loans**	**Stocks**	**Real estate**	**Other**	**Total**
Regular net investment income:						
Investment income earned	**$ 1,987**	**$ 464**	**$ 118**	**$ 77**	**$ 287**	**$ 2,933**
Net realized gains (losses) *(available for sale)*	**45**	**-**	**(1)**	**-**	**-**	**44**
Net realized gains (losses) *(other classifications)*	**15**	**11**	**6**	**-**	**-**	**32**
Amortization of net realized/unrealized gains (non-financial instruments)	**-**	**-**	**-**	**20**	**-**	**20**
Net recovery of credit losses	**2**	**-**	**-**	**-**	**-**	**2**
Other income and expenses	**-**	**-**	**-**	**-**	**(31)**	**(31)**
	2,049	**475**	**123**	**97**	**256**	**3,000**
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	**1**	**-**	**-**	**-**	**-**	**1**
Net realized/ unrealized gains (losses) *(designated held for trading)*	**(2,565)**	**-**	**(73)**	**-**	**102**	**(2,536)**
	(2,564)	**-**	**(73)**	**-**	**102**	**(2,535)**
Net investment income	**$ (515)**	**$ 475**	**$ 50**	**$ 97**	**$ 358**	**$ 465**

For the six months ended June 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 1,879	$ 447	$ 88	$ 61	$ 315	$ 2,790
Net realized gains (losses) *(available for sale)*	32	-	3	-	-	35
Net realized gains (losses) *(other classifications)*	13	15	-	-	-	28
Recovery of credit losses	1	4	-	-	-	5
Amortization of deferred net realized gains	-	-	-	37	-	37
Other income and expenses	-	-	-	-	(36)	(36)
	1,925	466	91	98	279	2,859
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(21)	-	-	-	-	(21)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(2,443)	-	212	-	(92)	(2,323)
	(2,464)	-	212	-	(92)	(2,344)
Net investment income	$ (539)	$ 466	$ 303	$ 98	$ 187	$ 515

Investment income earned is comprised of income from investments that are classified or designated as held for trading, classified as available for sale and classified as loans and receivables.

5. Financial Instrument Risk Management

The Company has policies relating to the identification, measurement, monitoring, mitigating, and controlling of risks associated with financial instruments. The key risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). The following sections describe how the Company manages each of these risks.

(a) Credit Risk

Credit risk is the risk of financial loss resulting from the failure of debtors making payments when due. The following policies and procedures are in place to manage this risk:

- Investment guidelines are in place that require only the purchase of investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company.
- Investment guidelines specify minimum and maximum limits for each asset class. Credit ratings are determined by recognized external credit rating agencies and/or internal credit review.
- Investment guidelines also specify collateral requirements.
- Portfolios are monitored continuously, and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors.
- Credit risk associated with derivative instruments is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.

- The Company is exposed to credit risk relating to premiums due from policyholders during the grace period specified by the insurance policy or until the policy is paid up or terminated. Commissions paid to agents and brokers are netted against amounts receivable, if any.
- Reinsurance is placed with counterparties that have a good credit rating and concentration of credit risk is managed by following policy guidelines set each year by the Board of Directors. Management continuously monitors and performs an assessment of creditworthiness of reinsurers.

(i) Maximum Exposure to Credit Risk

The following table summarizes the Company's maximum exposure to credit risk related to financial instruments. The maximum credit exposure is the carrying value of the asset net of any allowances for losses.

	June 30, 2008
Cash and cash equivalents	$ 3,267
Bonds	
Held for trading	51,805
Available for sale	4,113
Amortized cost	8,693
Mortgage loans	16,903
Loans to policyholders	6,618
Other financial assets	16,941
Derivative assets	871
Total balance sheet maximum credit exposure	$ 109,211

Credit risk is also mitigated by entering into collateral agreements. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters. Management monitors the value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

(ii) Concentration of Credit Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics in that they operate in the same geographic region or in similar industries. The characteristics are similar in that changes in economic or political environments may impact their ability to meet obligations as they come due.

The following table provides details of the carrying value of bonds by industry sector and geographic distribution:

		June 30, 2008
Bonds issued or guaranteed by:		
Canadian federal government	$	1,503
Canadian provincial and municipal governments		4,567
U.S. Treasury and other U.S. agencies		2,778
Other foreign governments		6,387
Government related		2,473
Sovereign		2,001
Asset-backed securities		7,906
Residential mortgage backed securities		3,180
Banks		5,779
Other financial institutions		5,337
Basic Materials		172
Industrial products/services & technology		1,438
Utilities & communication		7,853
Consumer products		3,985
Natural resources		2,181
Real estate		1,694
Transportation & media		2,417
Miscellaneous		1,183
Total corporate		62,834
Short term bonds		1,777
	$	64,611
Canada	$	24,410
United States		15,927
Europe/Reinsurance		24,274
	$	64,611

The following table provides details of the carrying value of mortgage loans by geographic location:

	June 30, 2008			
	Single family residential	Multi-family residential	Commercial	Total
Canada	$ 1,823	$ 4,634	$ 5,880	$ 12,337
United States	-	502	1,211	1,713
Europe/Reinsurance	-	30	2,823	2,853
Total mortgages	$ 1,823	$ 5,166	$ 9,914	$ 16,903

(iii) Asset Quality

Bond Portfolio Quality

	June 30, 2008
AAA	$ 24,888
AA	12,024
A	17,676
BBB	7,749
BB and lower	497
	62,834
Short term bonds	1,777
Total bonds	$ 64,611

Derivative Portfolio Quality

	June 30, 2008
Over-the-counter contracts (counterparty ratings):	
AA	$ 564
A	307
Total	$ 871

Derivative instruments are either exchange traded or over-the-counter contracts negotiated between counterparties. At June 30, 2008, the Company held assets of $7 pledged as collateral for derivative contracts. The assets pledged consist of cash, cash equivalents and short-term securities.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Company closely manages operating liquidity through cash flow matching of assets and liabilities.
- Management monitors the use of line of credit on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.
- Management closely monitors the solvency and capital positions of its principal subsidiaries opposite liquidity requirements at the holding company. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

In the normal course of business the Company enters into contracts that give rise to commitments of future minimum payments that impact short-term and long-term liquidity. The following table summarizes the principal repayment schedule of certain of the Company's financial liabilities.

	Payments due by period						
	Total	1 year	2 years	3 years	4 years	5 years	over 5 years
Debentures and other debt instruments	$ 3,772	$ 174	$ 1	$ 1	$ 1	$ 511	$ 3,084
Preferred share liabilities	756	-	-	-	-	557	199
Capital trust debentures (1)	800	-	-	-	-	-	800
	$ 5,328	$ 174	$ 1	$ 1	$ 1	$ 1,068	$ 4,083

(1) Payments due have not been reduced to reflect the Company held capital trust securities of $175 principal amount ($187 carrying value).

(c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors. Market factors include three types of risks: currency risk, interest rate risk and equity risk.

(i) Currency Risk

Currency risk relates to the Company operating in different currencies and converting non-Canadian earnings at different points in time at different foreign exchange levels when adverse changes in foreign currency exchange rates occur. The following policies and procedures are in place to mitigate the Company's exposure to currency risk.

- The Company uses financial measures such as constant currency calculations to monitor the effect of currency translation fluctuations.
- Investments are normally made in the same currency as the liabilities supported by those investments.

- Foreign currency assets acquired to back liabilities are normally converted back to the currency of the liability using foreign exchange contracts.
- A 10% increase in foreign currency rates would be expected to have minimal impact on non-participating actuarial liabilities. A 10% decrease in foreign currency rates would be expected to have minimal impact on non-participating actuarial liabilities.

(ii) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability. The following policies and procedures are in place to mitigate the Company's exposure to interest rate risk.

- The Company utilizes a formal process for managing the matching of assets and liabilities. This involves grouping general fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment.
- Interest rate risk is managed by investing in assets that are suitable for the products sold.
- For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities.
- For products with less predictable timing of benefit payments, investments are made in fixed income assets with cash flows of a shorter duration than the anticipated timing of benefit payments, or equities as described below.
- The risk associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method (CALM) to determine actuarial liabilities. Cash flows from assets are reduced to provide for potential asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to assess reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will impact the projected cash flows.

- The effect of an immediate and permanent 1% increase in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $69.
- The effect of an immediate and permanent 1% decrease in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $88.

(iii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. To mitigate price risk, the Company has investment policy guidelines in place that provide for prudent investment in equity markets within clearly defined limits.

Some policy liabilities are supported by equities, for example segregated fund products and products with long-tail liabilities. Generally these liabilities will fluctuate in line with equity market values. There will be additional impacts on these liabilities as equity market values fluctuate. A 10% increase in equity markets would be expected to additionally decrease non-participating actuarial liabilities by approximately $58. A 10% decrease in equity markets would be expected to additionally increase non-participating actuarial liabilities by approximately $59.

6. Financing Charges

Financing charges consist of the following:

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Interest on long-term debentures and other debt instruments	**$ 51**	$ 32	**$ 126**	$ 62
Preferred share dividends	**9**	9	**18**	18
Unrealized gains on preferred shares classified as held for trading	**(3)**	(12)	**8**	(14)
Subordinated debenture issue costs	**5**	13	**5**	13
Other	**5**	1	**7**	6
Interest on capital trust debentures	**12**	12	**24**	24
Distributions on capital trust securities held by consolidated group as temporary investments	**(2)**	(2)	**(5)**	(5)
Total	**$ 77**	$ 53	**$ 183**	$ 104

7. Debentures and Other Debt Instruments

On June 26, 2008, the Company issued $500 of 7.127% Subordinated Debentures through its wholly-owned subsidiary Great-West Lifeco Finance (Delaware) LP II. The subordinated debentures are due June 26, 2068 and bear an interest rate of 7.127% until June 26, 2018. After June 26, 2018, the subordinated debentures will bear an interest rate of the Canadian 90-day bankers' acceptance rate plus 3.78%. Subject to a Replacement Capital Covenant, the subordinated debentures may be redeemed by the Company at the principal amount plus any unpaid and accrued interest after June 26, 2018.

On March 19, 2008, the Company repaid $235 on its one year credit facility with a Canadian chartered bank. On April 18, 2008 the Company repaid $730 Canadian and U.S. $345 on this facility and on June 26, 2008, the Company repaid the remaining $268 Canadian and U.S. $302 on this facility. The balance outstanding on this credit facility at December 31, 2007 was $1,873 ($1,233 Canadian and U.S. $647), and at June 30, 2008 the credit facility had been fully repaid.

During the second quarter of 2008, Putnam Acquisition Financing LLC also repaid U.S. $196 of the U.S. $500 five year term facility.

On January 24, 2008, a subsidiary of Putnam LLC executed a demand promissory note in the amount of U.S. $150 with a Canadian Chartered Bank. On January 24, 2008, Putnam LLC drew U.S. $150 on the note. On March 26, 2008, a subsidiary of Putnam LLC executed a U.S. $200 revolving credit facility with a Canadian Chartered Bank and used proceeds from the facility to repay the U.S. $150 demand promissory note. There was U.S. $70 outstanding under the facility at June 30, 2008.

8. Non-Controlling Interests

On demutualization, $50 of seed capital was transferred from the shareholder account to the participating policyholder account of The Canada Life Assurance Company (Canada Life). In accordance with the Conversion Proposal of Canada Life, the seed capital amount, together with a reasonable rate of return, may be transferred back to the shareholder account if the seed capital is no longer required to support the new participating policies.

During the second quarter of 2008, $5 of seed capital related to the Canadian open block of the participating policyholder account, together with accrued interest of $3 after tax, was transferred from the participating policyholder account to the shareholder account. The repatriation (exclusive of interest) resulted in an increase in shareholder surplus of $5 and a decrease in participating policyholder surplus of $5. $28 of seed capital has been repaid to date.

During the first quarter of 2008, non-controlling interests decreased by approximately $176 in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies.

9. Share Capital

(a) Preferred Shares

The Company has designated outstanding Preferred Shares Series D and Series E as held for trading on the Consolidated Balance Sheets with changes in fair value reported in the Summary of Consolidated Operations. During the six months ended June 30, 2008 the Company recognized unrealized gains (losses) of $1 for Series D and $(9) for Series E (for the six months ended June 30, 2007, $9 for Series D and $5 for Series E). The redemption price at maturity is $25 per share plus accrued dividends.

(b) Common Shares

Issued and outstanding

	June 30, 2008		December 31, 2007		June 30, 2007	
	Number	**Carrying Value**	Number	Carrying Value	Number	Carrying Value
Common shares:						
Balance, beginning of year	**893,761,639**	**$ 4,709**	891,151,789	$ 4,676	891,151,789	$ 4,676
Issued under Stock Option Plan	**659,660**	**9**	2,609,850	33	1,082,557	12
Balance, end of period	**894,421,299**	**$ 4,718**	893,761,639	$ 4,709	892,234,346	$ 4,688

10. Capital Management

At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR).

For Canadian regulatory reporting purposes, capital is defined by OSFI in its MCCSR guideline. The following table provides the MCCSR information and ratios for The Great-West Life Assurance Company (Great-West Life):

	June 30, 2008	December 31, 2007	June 30, 2007
Capital Available:			
Tier 1 Capital			
Common shares	**$ 6,116**	$ 6,116	$ 6,116
Shareholder surplus	**5,211**	4,672	4,319
Qualifying non-controlling interests	**151**	152	153
Innovative instruments	**636**	636	633
Other Tier 1 Capital Elements	**1,597**	1,337	1,541
Gross Tier 1 Capital	**13,711**	12,913	12,762
Deductions from Tier 1:			
Goodwill & intangible assets in excess of limit	**5,702**	5,724	5,710
Other deductions	**1,321**	1,219	1,237
Net Tier 1 Capital	**6,688**	5,970	5,815
Tier 2 Capital			
Tier 2A	**310**	456	561
Tier 2B allowed	**501**	502	502
Tier 2C	**1,285**	1,262	1,226
Tier 2 Capital Allowed	**2,096**	2,220	2,289
Total Tier 1 and Tier 2 Capital	**8,784**	8,190	8,104
Less: Deductions/Adjustments	**120**	101	205
Total Available Capital	**$ 8,664**	$ 8,089	$ 7,899
Capital Required:			
Assets Default & market risk	**$ 1,549**	$ 1,457	$ 1,328
Insurance Risks	**1,707**	1,675	1,702
Interest Rate Risks	**1,008**	888	872
Other	**(38)**	(76)	(115)
Total Capital Required	**$ 4,226**	$ 3,944	$ 3,787
MCCSR ratios:			
Tier 1	**158%**	151%	154%
Total	**205%**	205%	209%

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. At the end of 2007 the risk-based capital (RBC) ratio for GWL&A was 594%, well in excess of that required by NAIC.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

The Company has also established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors reviews and approves all capital transactions undertaken by management.

11. Stock Based Compensation

3,115,000 options were granted under the Company's stock option plan during the second quarter of 2008 and 110,000 options were granted during the first quarter of 2008 (1,749,000 options were granted during the first quarter of 2007, and no options were granted during the second quarter of 2007). The weighted fair value of options granted during the six months ended June 30, 2008 were $3.27 per option ($7.49 per option during the six months ended June 30, 2007). Compensation expense of $6 after-tax has been recognized in the Summary of Consolidated Operations for the six months ended June 30, 2008 ($3 after-tax for the six months ended June 30, 2007).

12. Pension Plans and Other Post-Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended June 30		**For the six months ended June 30**	
	2008	2007	**2008**	2007
Pension benefits	**$ 21**	$ 12	**$ 34**	$ 24
Other benefits	**4**	5	**7**	10
Total	**$ 25**	$ 17	**$ 41**	$ 34

13. Earning per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	2008	2007
(a) Earnings				
Net income from continuing operations	$ 578	$ 504	$ 1,203	$ 976
Net income from discontinued operations	649	54	692	110
Net income	$ 1,227	$ 558	$ 1,895	$ 1,086
Perpetual preferred share dividends	14	14	28	28
Net income - common shareholders	$ 1,213	$ 544	$ 1,867	$ 1,058
(b) Number of common shares				
Average number of common shares outstanding	894,282,925	892,170,991	894,072,570	891,871,142
Add:				
- Potential exercise of outstanding stock options	4,279,498	6,612,015	4,458,404	6,818,203
Average number of common shares outstanding - diluted basis	898,562,423	898,783,006	898,530,974	898,689,345
Basic earnings per common share				
From continuing operations	$ 0.630	$ 0.549	$ 1.314	$ 1.063
From discontinued operations	0.726	0.061	0.774	0.123
	$ 1.356	$ 0.610	$ 2.088	$ 1.186
Diluted earnings per common share				
From continuing operations	$ 0.627	$ 0.546	$ 1.308	$ 1.055
From discontinued operations	0.723	0.060	0.770	0.122
	$ 1.350	$ 0.606	$ 2.078	$ 1.177

14. Accumulated Other Comprehensive Income

	For the six months ended June 30, 2008					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (1,801)	$ 174	$ 13	$ (1,614)	$ (81)	$ (1,533)
Other comprehensive income	362	(250)	(16)	96	1	95
Income tax	-	65	6	71	-	71
	362	(185)	(10)	167	1	166
Balance, end of period	$ (1,439)	$ (11)	$ 3	$ (1,447)	$ (80)	$ (1,367)

	For the six months ended June 30, 2007					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (591)	$ -	$ -	$ (591)	$ (44)	$ (547)
Opening transition adjustment	-	379	-	379	19	360
Income tax	-	(108)	-	(108)	(5)	(103)
	-	271	-	271	14	257
Other comprehensive income	(588)	(159)	(59)	(806)	(64)	(742)
Income tax	-	38	21	59	4	55
	(588)	(121)	(38)	(747)	(60)	(687)
Balance, end of period	$ (1,179)	$ 150	$ (38)	$ (1,067)	$ (90)	$ (977)

15. Reinsurance Transaction

On February 14, 2008, the Company's indirect wholly-owned Irish reinsurance subsidiary, Canada Life International Re Limited, signed an agreement with Standard Life Assurance Limited, a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities. The reinsurance transaction increased premium income, paid or credited to policyholders, funds held by ceding insurers and policy liabilities by $12.5 billion.

GREAT-WEST LIFECO INC.

16. Segmented Information
Consolidated Operations
For the three months ended June 30, 2008

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 2,072	$ 473	$ 1,978	$ -	$ 4,523
Net investment income					
Regular net investment income	640	330	676	2	1,648
Changes in fair value on held for trading assets	(80)	(387)	(1,128)	-	(1,595)
Total net investment income	560	(57)	(452)	2	53
Fee and other income	277	376	153	-	806
Total income	2,909	792	1,679	2	5,382
Benefits and expenses:					
Paid or credited to policyholders	1,916	276	1,292	-	3,484
Other	579	366	143	7	1,095
Amortization of finite life intangible assets	3	6	1	-	10
Net operating income before income taxes	411	144	243	(5)	793
Income taxes	101	36	50	1	188
Net income before non-controlling interests	310	108	193	(6)	605
Non-controlling interests	25	-	2	-	27
Net income from continuing operations	285	108	191	(6)	578
Net income from discontinued operations	-	649	-	-	649
Net income	285	757	191	(6)	1,227
Perpetual preferred share dividends	10	-	4	-	14
Net income - common shareholders	$ 275	$ 757	$ 187	$ (6)	$ 1,213

For the three months ended June 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,888	$ 417	$ 1,705	$ -	$ 4,010
Net investment income					
Regular net investment income	621	337	496	11	1,465
Changes in fair value on held for trading assets	(643)	(225)	(1,059)	-	(1,927)
Total net investment income	(22)	112	(563)	11	(462)
Fee and other income	254	131	169	-	554
Total income	2,120	660	1,311	11	4,102
Benefits and expenses:					
Paid or credited to policyholders	1,222	395	933	-	2,550
Other	519	142	192	15	868
Amortization of finite life intangible assets	3	2	1	-	6
Net operating income before income taxes	376	121	185	(4)	678
Income taxes	75	37	21	(2)	131
Net income before non-controlling interests	301	84	164	(2)	547
Non-controlling interests	34	2	7	-	43
Net income from continuing operations	267	82	157	(2)	504
Net income from discontinued operations	-	54	-	-	54
Net income	267	136	157	(2)	558
Perpetual preferred share dividends	10	-	4	-	14
Net income - common shareholders	$ 257	$ 136	$ 153	$ (2)	$ 544

For the six months ended June 30, 2008

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 4,049	$ 1,326	$ 15,938	$ -	$ 21,313
Net investment income					
Regular net investment income	1,264	646	1,095	(5)	3,000
Changes in fair value on held for trading assets	(168)	(607)	(1,760)	-	(2,535)
Total net investment income	1,096	39	(665)	(5)	465
Fee and other income	542	754	307	-	1,603
Total income	5,687	2,119	15,580	(5)	23,381
Benefits and expenses:					
Paid or credited to policyholders	3,784	1,190	14,794	-	19,768
Other	1,125	762	328	8	2,223
Amortization of finite life intangible assets	7	11	2	-	20
Net operating income before income taxes	771	156	456	(13)	1,370
Income taxes	182	29	86	-	297
Net income before non-controlling interests	589	127	370	(13)	1,073
Non-controlling interests	44	(175)	1	-	(130)
Net income from continuing operations	545	302	369	(13)	1,203
Net income from discontinued operations	-	692	-	-	692
Net income	545	994	369	(13)	1,895
Perpetual preferred share dividends	21	-	7	-	28
Net income - common shareholders	$ 524	$ 994	$ 362	$ (13)	$ 1,867

For the six months ended June 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,693	$ 1,020	$ 4,639	$ -	$ 9,352
Net investment income					
Regular net investment income	1,246	694	907	12	2,859
Changes in fair value on held for trading assets	(674)	(188)	(1,482)	-	(2,344)
Total net investment income	572	506	(575)	12	515
Fee and other income	509	267	331	-	1,107
Total income	4,774	1,793	4,395	12	10,974
Benefits and expenses:					
Paid or credited to policyholders	2,990	1,241	3,660	-	7,891
Other	1,097	297	363	16	1,773
Amortization of finite life intangible assets	7	5	2	-	14
Net operating income before income taxes	680	250	370	(4)	1,296
Income taxes	119	74	53	(2)	244
Net income before non-controlling interests	561	176	317	(2)	1,052
Non-controlling interests	58	8	10	-	76
Net income - from continuing operations	503	168	307	(2)	976
Net income from discontinued operations	-	110			110
Net income	503	278	307	(2)	1,086
Perpetual preferred share dividends	21	-	7	-	28
Net income - common shareholders	$ 482	$ 278	$ 300	$ (2)	$ 1,058

GREAT-WEST LIFECO INC.

RELEASE

Readers are referred to the cautionary note regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports second quarter 2008 results and dividend increase

Winnipeg, July 30, 2008 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $1,213 million for the three months ended June 30, 2008, up 123% compared to net income of $544 million reported a year ago. On a per share basis, this represents $1.356 per common share for the three months ended June 30, 2008, an increase of 122% compared to $0.610 per common share for 2007.

For the six months ended June 30, 2008, net income attributable to common shareholders was $1,867 million compared to $1,058 million reported a year ago. On a per share basis, this represents $2.088 per common share for the six months ended June 30, 2008, an increase of 76% compared to $1.186 per common share for 2007.

The 2008 results include three non-recurring items that totaled $767 million after-tax, or $0.858 per common share, as described in the United States section of this Release. Excluding these items, adjusted net income attributable to common shareholders was $564 million for the three months ended June 30, 2008, up 4% over 2007. On a per share basis, this represents $0.630 per common share for the three months ended June 30, 2008 compared to $0.610 per common share for 2007.

Compared to the second quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the Company's major operating currencies has negatively impacted net income in the quarter by approximately $0.028 per common share, or $25 million. On a constant currency basis, adjusted net income attributable to common shareholders increased 8% over 2007.

Highlights

- Quarterly dividends declared were $0.3075 per common share, an increase of 1.5 cents per common share, or 5.1%, payable September 30, 2008. Dividends paid on common shares for the six months ended June 30, 2008 were 15% higher than a year ago.
- On April 1, Lifeco announced it had completed the sale of its U.S. Healthcare business. On June 26, an affiliated Delaware Limited Partnership issued $500 million of Subordinated Debentures. The proceeds from these two transactions were used to repay in full an outstanding bank bridge facility and, in part, an outstanding bank term loan.
- Adjusted return on common shareholders' equity was 21.4% for the twelve months ended June 30, 2008.

.../2

Consolidated net income for Lifeco is comprised of the net income of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life), Great-West Life & Annuity Insurance Company (GWL&A), and Putnam Investments, LLC (Putnam), together with Lifeco's corporate results.

CANADA

Net income attributable to common shareholders for the second quarter of 2008 was $275 million compared to $257 million in 2007, an increase of 7%.

For the six months ended June 30, 2008, net income attributable to common shareholders was $524 million compared to $482 million in 2007, an increase of 9%. Individual Insurance & Investment Products earnings at $371 million were up 16% while Group Insurance earnings of $191 million were up 7%. Earnings in the Corporate segment were $20 million lower than 2007 due to the mark-to-market adjustment of two series of Lifeco preferred shares.

Total sales for the six months ended June 30, 2008 were $4,424 million compared to $5,033 million in 2007, a decrease of 12%. The decrease reflects strong segregated and mutual fund sales in 2007 that were not repeated because of a weak market environment in 2008.

Total assets under administration at June 30, 2008 were $102.1 billion, compared to $101.0 billion at December 31, 2007.

UNITED STATES

Net income attributable to common shareholders for the second quarter of 2008 increased to $757 million from $136 million for the second quarter of 2007. For the six months ended June 30, 2008, net income attributable to common shareholders was $994 million compared to $278 million in 2007.

In the six months ended June 30, 2008, three non-recurring items contributed approximately $767 million to earnings. During the second quarter of 2008, the Company realized an after tax gain of $649 million in connection with the sale of its U.S. healthcare business. During the first quarter of 2008, an after tax gain of approximately $176 million was realized in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies. This gain was partly mitigated by an increase in policy reserves of approximately $58 million, after tax, to provide for an increase in overhead costs expected to be absorbed as a result of the sale of Great-West Healthcare.

Net income for the quarter includes nil in 2008 and $54 million in 2007 in connection with Lifeco's U.S. healthcare business, which had been designated as discontinued operations prior to completion of its sale.

Compared to the second quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the United States dollar has negatively impacted net income in the quarter by approximately $0.010 per common share, or $9 million. On a constant currency basis, adjusted net income attributable to common shareholders decreased 13% over 2007.

Total sales for the six months ended June 30, 2008 were $26.5 billion compared to $2.8 billion in 2007. Putnam's asset management business is included in the 2008 results.

Total assets under administration at June 30, 2008 were $216.6 billion compared to $231.4 billion at December 31, 2007. Included in assets under administration were $169.8 billion of mutual fund and institutional account assets managed by Putnam.

EUROPE

Net income attributable to common shareholders for the second quarter of 2008 was $187 million compared to $153 million for the second quarter of 2007, an increase of 22%. For the six months ended June 30, 2008, net income attributable to common shareholders was $362 million compared to $300 million in 2007, an increase of 21%.

Compared to the second quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the Company's major operating currencies has reduced net income in the quarter by approximately $0.018 per common share, or $16 million. On a constant currency basis, net income attributable to common shareholders increased 32% over 2007.

Total sales for the six months ended June 30, 2008 were $2,269 million compared to $3,425 million in 2007, a decrease of 34%. Sales of savings and pension products have been hampered by the continuing effect of financial market volatility.

Total assets under administration at June 30, 2008 were $74.1 billion, compared to $61.7 billion at December 31, 2007.

CORPORATE

Corporate net income for Lifeco attributable to common shareholders was a charge of $6 million for the second quarter and a charge of $13 million for the six months ended June 30, 2008 compared to a charge of $2 million for the second quarter and a charge of $2 million for the six months ended June 30, 2007.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.3075 per share on the common shares of the Company payable September 30, 2008 to shareholders of record at the close of business September 2, 2008.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares of $0.293750 per share;
- Series E First Preferred Shares of $0.30 per share;
- Series F First Preferred Shares of $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share;

all payable September 30, 2008 to shareholders of record at the close of business September 2, 2008.

For purposes of the Income Tax Act (Canada), and any similar provincial legislation, the dividends referred to above are eligible dividends.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Company has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have more than $392 billion in assets under administration and are members of the Power Financial Corporation group of companies.

Cautionary note regarding Forward-Looking Information

This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2007 Annual Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Cautionary note regarding Non-GAAP Financial Measures

This release contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "net income on a constant currency basis", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

.../5

Further information
Selected financial information is attached.

Great-West Lifeco's second quarter conference call will be held Wednesday, July 30 at 3:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone at:

- Participants in the Toronto area: 416-406-6419
- Participants from North America: 1-888-575-8232
- Participants from Overseas: Dial international access code first, then 800-9559-6849

A replay of the call will be available from July 30 until August 6, 2008, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3266277#).

Additional information relating to Lifeco, including the most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A), and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended June 30			For the six months ended June 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits:						
Life insurance, guaranteed annuities and insured health products	**$ 4,523**	$ 4,010	13%	**$ 21,313**	$ 9,352	128%
Self-funded premium equivalents (ASO contracts)	**627**	562	12%	**1,212**	1,130	7%
Segregated funds deposits:						
Individual products	**1,771**	2,352	-25%	**3,789**	5,053	-25%
Group products	**1,444**	1,428	1%	**2,985**	3,144	-5%
Proprietary mutual funds deposits (1)	**10,051**	203	-	**18,895**	423	-
Total premiums and deposits	**18,416**	8,555	115%	**48,194**	19,102	152%
Fee and other income	**806**	554	45%	**1,603**	1,107	45%
Paid or credited to policyholders	**3,484**	2,550	37%	**19,768**	7,891	151%
Net income - common shareholders						
Continuing operations - adjusted (3)	**564**	490	15%	**1,057**	948	11%
Discontinued operations - adjusted (2)	**-**	54	-	**43**	110	-61%
Net income - adjusted (3)	**564**	544	4%	**1,100**	1,058	4%
Adjustments after tax (3)	**649**	-	-	**767**	-	-
Net income	**1,213**	544	123%	**1,867**	1,058	76%
Per common share						
Basic earnings - adjusted (3)	**$ 0.630**	$ 0.610	3%	**$ 1.230**	$ 1.186	4%
Adjustments after tax (3)	**0.726**	-	-	**0.858**	-	-
Basic earnings	**1.356**	0.610	122%	**2.088**	1.186	76%
Dividends paid	**0.2925**	0.255	15%	**0.585**	0.510	15%
Book value				**12.68**	11.02	15%
Return on common shareholders' equity (12 months):						
Net income - adjusted (3)				**21.4%**	21.5%	
Net income				**27.1%**	21.5%	
At June 30						
Total assets				**$ 131,289**	$ 117,056	12%
Segregated funds net assets				**89,144**	92,224	-3%
Proprietary mutual funds net assets				**172,348**	2,252	-
Total assets under administration				**$ 392,781**	$ 211,532	86%
Share capital and surplus				**$ 12,438**	$ 10,934	14%

(1) Includes Putnam Investments, LLC mutual funds deposits.

(2) Represents the operating results of Great-West Life & Annuity Insurance Company's (GWL&A), an indirect wholly-owned subsidiary of Lifeco, health care business, which was sold effective April 1, 2008. Does not include the gain on sale of the health care business (see 3 (c) below).

(3) During the six months ended June 30, 2008, net income attributable to common shareholders was increased by $767 after tax or $0.858 per common share ($649 after tax or $0.726 per common share for the three months ended June 30, 2008) as a result of the following items in the Company's United States segment:

(a) A gain realized in connection with the termination of a long standing assumption reinsurance agreement ($176 after tax or $0.197 per common share for the six months ended June 30, 2008 and nil for the three months ended June 30, 2008) as described in Note 8 to the interim consolidated financial statements;

(b) Reserve strengthening in GWL&A's continuing operations (($58) after tax or ($0.065) per common share for the six months ended June 30, 2008 and nil for the three months ended June 30, 2008) as described in Note 2 to the interim consolidated financial statements;

(c) A gain realized in connection with the sale of GWL&A's health care business ($649 after tax or $0.726 per common share for the six months ended June 30, 2008 and $649 after tax or $0.726 per common share for the three months ended June 30, 2008) as described in Note 2 to the interim consolidated financial statements.

Net income, basic earnings per common share and return on common shareholders' equity are presented on an adjusted basis, as a non-GAAP financial measure of earnings performance. Return on common shareholders' equity for 2008 is restated also excluding third quarter 2007 non-recurring items.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Income				
Premium income (note 15)	**$ 4,523**	$ 4,010	**$ 21,313**	$ 9,352
Net investment income (note 4)				
Regular net investment income	**1,648**	1,465	**3,000**	2,859
Changes in fair value on held for trading assets	**(1,595)**	(1,927)	**(2,535)**	(2,344)
Total net investment income	**53**	(462)	**465**	515
Fee and other income	**806**	554	**1,603**	1,107
	5,382	4,102	**23,381**	10,974
Benefits and expenses				
Policyholder benefits	**4,434**	3,540	**8,123**	8,740
Policyholder dividends and experience refunds	**331**	305	**678**	470
Change in actuarial liabilities (note 15)	**(1,281)**	(1,295)	**10,967**	(1,319)
Total paid or credited to policyholders	**3,484**	2,550	**19,768**	7,891
Commissions	**330**	336	**652**	676
Operating expenses	**646**	428	**1,294**	885
Premium taxes	**42**	51	**94**	108
Financing charges (note 6)	**77**	53	**183**	104
Amortization of finite life intangible assets	**10**	6	**20**	14
Net income from continuing operations before income taxes	**793**	678	**1,370**	1,296
Income taxes - current	**220**	182	**340**	306
- future	**(32)**	(51)	**(43)**	(62)
Net income from continuing operations before non-controlling interests	**605**	547	**1,073**	1,052
Non-controlling interests (note 8)	**27**	43	**(130)**	76
Net income from continuing operations	**578**	504	**1,203**	976
Net income from discontinued operations (note 2)	**649**	54	**692**	110
Net income	**1,227**	558	**1,895**	1,086
Perpetual preferred share dividends	**14**	14	**28**	28
Net income - common shareholders	**$ 1,213**	$ 544	**$ 1,867**	$ 1,058
Earnings per common share (note 13)				
Basic	**$ 1.356**	$ 0.610	**$ 2.088**	$ 1.186
Diluted	**$ 1.350**	$ 0.606	**$ 2.078**	$ 1.177

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	June 30, 2008	December 31, 2007	June 30, 2007
Assets			
Bonds (note 4)	**$ 64,611**	$ 65,069	$ 69,246
Mortgage loans (note 4)	**16,903**	15,869	15,172
Stocks (note 4)	**6,860**	6,543	5,866
Real estate (note 4)	**2,914**	2,547	2,207
Loans to policyholders	**6,618**	6,317	6,496
Cash and cash equivalents	**3,267**	3,650	4,109
Funds held by ceding insurers	**13,676**	1,512	1,720
Assets of operation held for sale (note 2)	**-**	697	747
Goodwill	**6,315**	6,295	5,383
Intangible assets	**3,985**	3,917	1,530
Other assets	**6,140**	5,972	4,580
Total assets	**$ 131,289**	$ 118,388	$ 117,056
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 100,462**	$ 87,681	$ 87,690
Provision for claims	**1,325**	1,315	1,154
Provision for policyholder dividends	**616**	600	562
Provision for experience rating refunds	**228**	310	185
Policyholder funds	**2,294**	2,160	2,148
	104,925	92,066	91,739
Debentures and other debt instruments (note 7)	**3,774**	5,241	3,014
Funds held under reinsurance contracts	**162**	164	1,944
Other liabilities	**5,505**	5,211	3,891
Liabilities of operations held for sale (note 2)	**-**	428	567
Repurchase agreements	**577**	344	957
Deferred net realized gains	**175**	179	176
	115,118	103,633	102,288
Preferred shares (note 9)	**794**	786	813
Capital trust securities and debentures	**640**	639	638
Non-controlling interests			
Participating account surplus in subsidiaries	**1,961**	2,103	2,021
Preferred shares issued by subsidiaries	**157**	157	209
Perpetual preferred shares issued by subsidiaries	**151**	152	153
Non-controlling interests in capital stock and surplus	**30**	10	-
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	**1,099**	1,099	1,099
Common shares	**4,718**	4,709	4,688
Accumulated surplus	**7,948**	6,599	6,093
Accumulated other comprehensive income	**(1,367)**	(1,533)	(977)
Contributed surplus	**40**	34	31
	12,438	10,908	10,934
Liabilities, share capital and surplus	**$ 131,289**	$ 118,388	$ 117,056

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the six months ended June 30	
	2008	2007
Accumulated surplus		
Balance, beginning of year	**$ 6,599**	$ 5,858
Change in accounting policy	**-**	(368)
Net income	**1,895**	1,086
Repatriation of Canada Life seed capital from participating policyholder account (note 8)	**5**	-
Dividends to shareholders		
Perpetual preferred shareholders	**(28)**	(28)
Common shareholders	**(523)**	(455)
Balance, end of period	**$ 7,948**	$ 6,093
Accumulated other comprehensive income, net of income taxes (note 14)		
Balance, beginning of year	**$ (1,533)**	$ (547)
Change in accounting policy	**-**	257
Other comprehensive income	**166**	(687)
Balance, end of period	**$ (1,367)**	$ (977)
Contributed surplus		
Balance, beginning of year	**$ 34**	$ 28
Stock option expense		
Current year expense (note 11)	**6**	3
Balance, end of period	**$ 40**	$ 31

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*

(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Net income	**$ 1,227**	$ 558	**$ 1,895**	$ 1,086
Other comprehensive income (loss), net of income taxes				
Unrealized foreign exchange gains (losses) on translation of foreign operations	**(94)**	(513)	**362**	(588)
Unrealized gains (losses) on available for sale assets	**(108)**	(83)	**(157)**	(98)
Reclassification of realized (gains) losses on available for sale assets	**(18)**	(2)	**(28)**	(23)
Unrealized gains (losses) on cash flow hedges	**36**	(38)	**(10)**	(38)
Non-controlling interests	**7**	60	**(1)**	60
	(177)	(576)	**166**	(687)
Comprehensive income	**$ 1,050**	$ (18)	**$ 2,061**	$ 399

Income tax (expense) benefit included in other comprehensive income

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Unrealized foreign exchange gains (losses) on translation of foreign operations	**$ -**	$ -	**$ -**	$ -
Unrealized gains (losses) on available for sale assets	**34**	22	**56**	26
Reclassification of realized (gains) losses on available for sale assets	**6**	5	**9**	12
Unrealized gains (losses) on cash flow hedges	**(19)**	21	**6**	21
Non-controlling interests	**(2)**	(4)	**-**	(4)
	$ 19	$ 44	**$ 71**	$ 55

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Operations				
Net income	**$ 1,227**	$ 558	**$ 1,895**	$ 1,086
Adjustments:				
Change in policy liabilities	**(1,218)**	(1,496)	**(1,468)**	(1,548)
Change in funds held by ceding insurers	**519**	153	**501**	441
Change in funds held under reinsurance contracts	**(5)**	24	**(6)**	50
Change in current income taxes payable	**460**	14	**289**	(30)
Future income tax expense	**(32)**	(51)	**(43)**	(62)
Gain on disposal of business, after tax (note 2)	**(649)**	-	**(649)**	-
Changes in fair value of financial instruments	**1,592**	1,918	**2,543**	2,333
Other	**(970)**	154	**(1,355)**	(818)
Cash flows from operations	**924**	1,274	**1,707**	1,452
Financing Activities				
Issue of common shares	**4**	1	**9**	12
Partial repayment of five year term facility in subsidiary	**(198)**	-	**(198)**	-
Issue of subordinated debentures in subsidiary	**500**	1,000	**500**	1,000
Issue of short term commercial paper	**-**	124	**-**	124
Repayments of credit facility	**(1,651)**	-	**(1,886)**	-
Increase in (repayment of) line of credit in subsidiary	**(10)**	-	**70**	-
Increase in (repayment of) debentures and other debt instruments	**5**	(18)	**3**	(27)
Dividends paid	**(276)**	(242)	**(551)**	(483)
	(1,626)	865	**(2,053)**	626
Investment Activities				
Bond sales and maturities	**4,164**	5,287	**8,808**	11,819
Mortgage loan repayments	**541**	502	**917**	971
Stock sales	**609**	424	**998**	777
Real estate sales	**98**	15	**198**	34
Change in loans to policyholders	**(137)**	(126)	**(174)**	(160)
Change in repurchase agreements	**(94)**	160	**275**	(267)
Disposal of business (note 2)	**1,344**	-	**1,344**	-
Investment in bonds	**(3,628)**	(5,362)	**(8,970)**	(11,305)
Investment in mortgage loans	**(1,125)**	(690)	**(1,837)**	(1,284)
Investment in stocks	**(915)**	(664)	**(1,363)**	(1,236)
Investment in real estate	**(300)**	(83)	**(400)**	(196)
	557	(537)	**(204)**	(847)
Effect of changes in exchange rates on cash and cash equivalents	**(27)**	(166)	**141**	(182)
Increase (decrease) in cash and cash equivalents	**(172)**	1,436	**(409)**	1,049
Cash and cash equivalents from continuing and discontinued operations, beginning of period	**3,439**	2,696	**3,676**	3,083
Cash and cash equivalents from discontinued operations, end of period	**-**	(23)	**-**	(23)
Cash and cash equivalents, end of period	**$ 3,267**	$ 4,109	**$ 3,267**	$ 4,109

GREAT-WEST
LIFECO INC.

Notes to Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at June 30, 2008 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2007 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2007.

(a) Changes in Accounting Policy

Capital Disclosures

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, *Capital Disclosures.* The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and did not impact the financial results of the Company.

Financial Instrument Disclosure and Presentation

Effective January 1, 2008, the Company adopted the CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation.* These sections replace existing Section 3861, *Financial Instruments – Disclosure and Presentation.* Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement* during 2007.

(b) Comparative Figures

Certain of the 2007 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Disposals

On April 1, 2008, Lifeco announced that Great-West Life & Annuity Insurance Company (GWL&A) has completed the sale of its health care business, Great-West Healthcare. As part of the transaction GWL&A has received U.S. $1.5 billion in gross proceeds, and approximately U.S. $750 million representing the amount of equity invested in the health care business was made available for other purposes. The sale proceeds and the equity invested were applied to outstanding short term credit facilities and a term loan (refer to note 7).

As a result of the sale a net gain of $1,025 ($649 after tax) was recorded in net income from discontinued operations on the Summary of Consolidated Operations. The gain is net of a charge of $329 ($208 after tax) as a result of costs associated with the sale. In accordance with CICA Handbook Section 3475, *Disposal of Long-lived Assets and Discontinued Operations* the operating results and assets and liabilities of the health care business have been presented as discontinued operations in the financial statements of the Company.

After tax net income of the health care business presented as discontinued operations on the Summary of Consolidated Operations is comprised of the following:

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Income				
Premium income	**$ (40)**	$ 256	**$ 184**	$ 527
Net investment income	**-**	18	**11**	43
Fee and other income	**-**	195	**164**	406
	(40)	469	**359**	976
Gain on sale	**1,025**	-	**1,025**	-
	985	469	**1,384**	976
Benefits and expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**(40)**	214	**151**	457
Other	**-**	178	**145**	361
Net income from discontinued operations before income taxes	**1,025**	77	**1,088**	158
Income taxes	**376**	23	**396**	48
Net income from discontinued operations	**$ 649**	$ 54	**$ 692**	$ 110

As a result of the sale of its health care business, GWL&A recognized a charge of $58 after-tax relating to the strengthening of reserves in its continuing operations.

On the Consolidated Balance Sheets assets and liabilities of operations held for sale are comprised of the following:

	December 31, 2007	June 30, 2007
Assets		
Bonds	$ 241	$ 210
Cash and cash equivalents	26	23
Goodwill	47	56
Intangible assets	11	11
Other assets	372	447
Assets of operations held for sale	$ 697	$ 747
Liabilities		
Policy liabilities	$ 248	$ 302
Other liabilities	180	247
Repurchase agreements	-	18
Liabilities of operations held for sale	$ 428	$ 567

As of April 1, 2008 all of the assets and liabilities of operations held for sale have been sold.

3. Restructuring Costs

Following the acquisition of Putnam Investments, LLC (Putnam) on August 3, 2007, the Company developed a plan to restructure and exit certain operations of Putnam. The Company expects the restructuring to be substantially complete by the end of 2009. Costs of $184 (U.S. $175) are expected to be incurred as a result by the U.S. operating segment and consist primarily of restructuring and exit activities involving operations and systems, compensation and facilities costs. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Summary of Consolidated Operations. The costs include approximately $154 (U.S $146) that was recognized as part of the purchase equation of Putnam and costs of approximately $30 (U.S. $29) will be charged to income as incurred.

The following details the amount and status of restructuring program costs:

	Expected total costs	Amounts utilized - 2007	Amounts utilized - 2008	Changes in foreign exchange rates	Balance June 30, 2008
Compensation costs	$ 133	$ (27)	$ (32)	$ (6)	$ 68
Exiting and consolidating operations	22	(6)	-	-	16
Eliminating duplicate systems	29	(1)	-	-	28
	$ 184	$ (34)	$ (32)	$ (6)	$ 112
Accrued on acquisition	$ 154	$ (34)	$ (32)	$ (6)	$ 82
Expense as incurred	30	-	-	-	30
	$ 184	$ (34)	$ (32)	$ (6)	$ 112

4. Portfolio Investments

(a) Carrying values of portfolio investments are as follows:

June 30, 2008

	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,746	$ 16,252	$ 376	$ 1,696	$ 1,748	$ -	$ -	$ 20,070
- corporate	2,367	34,019	1,158	6,997	6,976	-	-	44,541
	4,113	50,271	1,534	8,693	8,724	-	-	64,611
Mortgage loans								
- residential	-	-	-	6,989	7,030	-	-	6,989
- non-residential	-	-	-	9,914	9,686	-	-	9,914
	-	-	-	16,903	16,716	-	-	16,903
Stocks	1,395	5,139	-	-	-	326	389	6,860
Real estate	-	-	-	-	-	2,914	3,117	2,914
	$ 5,508	$ 55,410	$ 1,534	$ 25,596	$ 25,440	$ 3,240	$ 3,506	$ 91,288

December 31, 2007

	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,541	$ 16,554	$ 635	$ 1,775	$ 1,877	$ -	$ -	$ 20,505
- corporate	2,504	34,030	1,005	7,025	7,130	-	-	44,564
	4,045	50,584	1,640	8,800	9,007	-	-	65,069
Mortgage loans								
- residential	-	-	-	7,121	7,127	-	-	7,121
- non-residential	-	-	-	8,748	8,879	-	-	8,748
	-	-	-	15,869	16,006	-	-	15,869
Stocks	1,432	4,791	-	-	-	320	461	6,543
Real estate	-	-	-	-	-	2,547	2,844	2,547
	$ 5,477	$ 55,375	$ 1,640	$ 24,669	$ 25,013	$ 2,867	$ 3,305	$ 90,028

	June 30, 2007							
	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,751	$ 18,769	$ 908	$ 1,977	$ 2,134	$ -	$ -	$ 23,405
- corporate	3,196	34,638	684	7,323	7,227	-	-	45,841
	4,947	53,407	1,592	9,300	9,361	-	-	69,246
Mortgage loans								
- residential	-	-	-	7,230	7,385	-	-	7,230
- non-residential	-	-	-	7,942	7,735	-	-	7,942
	-	-	-	15,172	15,120	-	-	15,172
Stocks	844	4,709	-	-	-	313	476	5,866
Real estate	-	-	-	-	-	2,207	2,710	2,207
	$ 5,791	$ 58,116	$ 1,592	$ 24,472	$ 24,481	$ 2,520	$ 3,186	$ 92,491

[1] Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Included in portfolio investments are the following:

(i) Non-performing loans:

	June 30, 2008	December 31, 2007	June 30, 2007
Bonds	**$ 47**	$ 33	$ 66
Mortgage loans	**7**	9	12
	$ 54	$ 42	$ 78

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when they are deemed to have an other than temporary impairment as a result of:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) the Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value. For non-performing available for sale loans, recorded at fair value, the accumulated loss recorded in accumulated other comprehensive income is reclassified to net investment income. Once an impairment loss on an available for sale asset is recorded to income it is not reversed.

(ii) Changes in the allowance for credit losses are as follows:

	For the six months ended June 30, 2008			For the six months ended June 30, 2007		
	Bonds	**Mortgage Loans**	**Total**	Bonds	Mortgage Loans	Total
Balance, beginning of year	$ 34	$ 19	$ 53	$ 44	$ 30	$ 74
Net provision (recoveries) for credit losses - in year	-	(2)	(2)	(1)	(4)	(5)
Write-offs, net of recoveries	(6)	2	(4)	-	(2)	(2)
Other (including foreign exchange rate changes)	1	-	1	(4)	(3)	(7)
Balance, end of period	$ 29	$ 19	$ 48	$ 39	$ 21	$ 60

(c) Net investment income is comprised of the following:

For the three months ended June 30, 2008	**Bonds**	**Mortgage loans**	**Stocks**	**Real estate**	**Other**	**Total**
Regular net investment income:						
Investment income earned	$ 1,097	$ 236	$ 73	$ 42	$ 159	$ 1,607
Net realized gains (losses) *(available for sale)*	32	-	(1)	-	-	31
Net realized gains (losses) *(other classifications)*	9	5	1	-	-	15
Amortization of net realized/unrealized gains (non-financial instruments)	-	-	-	9	-	9
Net recovery of credit losses	2	-	-	-	-	2
Other income and expenses	-	-	-	-	(16)	(16)
	1,140	241	73	51	143	1,648
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(20)	-	-	-	-	(20)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(1,882)	-	169	-	138	(1,575)
	(1,902)	-	169	-	138	(1,595)
Net investment income	$ (762)	$ 241	$ 242	$ 51	$ 281	$ 53

For the three months ended June 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 948	$ 223	$ 45	$ 26	$ 191	$ 1,433
Net realized gains (losses) *(available for sale)*	7	-	-	-	-	7
Net realized gains (losses) *(other classifications)*	11	9	-	-	-	20
Recovery of credit losses	1	4	-	-	-	5
Amortization of deferred net realized gains	-	-	-	18	-	18
Other income and expenses	-	-	-	-	(18)	(18)
	967	236	45	44	173	1,465
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(18)	-	-	-	-	(18)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(1,962)	-	133	-	(80)	(1,909)
	(1,980)	-	133	-	(80)	(1,927)
Net investment income	$ (1,013)	$ 236	$ 178	$ 44	$ 93	$ (462)

For the six months ended June 30, 2008	**Bonds**	**Mortgage loans**	**Stocks**	**Real estate**	**Other**	**Total**
Regular net investment income:						
Investment income earned	**$ 1,987**	**$ 464**	**$ 118**	**$ 77**	**$ 287**	**$ 2,933**
Net realized gains (losses) *(available for sale)*	**45**	**-**	**(1)**	**-**	**-**	**44**
Net realized gains (losses) *(other classifications)*	**15**	**11**	**6**	**-**	**-**	**32**
Amortization of net realized/unrealized gains (non-financial instruments)	**-**	**-**	**-**	**20**	**-**	**20**
Net recovery of credit losses	**2**	**-**	**-**	**-**	**-**	**2**
Other income and expenses	**-**	**-**	**-**	**-**	**(31)**	**(31)**
	2,049	**475**	**123**	**97**	**256**	**3,000**
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	**1**	**-**	**-**	**-**	**-**	**1**
Net realized/ unrealized gains (losses) *(designated held for trading)*	**(2,565)**	**-**	**(73)**	**-**	**102**	**(2,536)**
	(2,564)	**-**	**(73)**	**-**	**102**	**(2,535)**
Net investment income	**$ (515)**	**$ 475**	**$ 50**	**$ 97**	**$ 358**	**$ 465**

For the six months ended June 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 1,879	$ 447	$ 88	$ 61	$ 315	$ 2,790
Net realized gains (losses) *(available for sale)*	32	-	3	-	-	35
Net realized gains (losses) *(other classifications)*	13	15	-	-	-	28
Recovery of credit losses	1	4	-	-	-	5
Amortization of deferred net realized gains	-	-	-	37	-	37
Other income and expenses	-	-	-	-	(36)	(36)
	1,925	466	91	98	279	2,859
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(21)	-	-	-	-	(21)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(2,443)	-	212	-	(92)	(2,323)
	(2,464)	-	212	-	(92)	(2,344)
Net investment income	$ (539)	$ 466	$ 303	$ 98	$ 187	$ 515

Investment income earned is comprised of income from investments that are classified or designated as held for trading, classified as available for sale and classified as loans and receivables.

5. Financial Instrument Risk Management

The Company has policies relating to the identification, measurement, monitoring, mitigating, and controlling of risks associated with financial instruments. The key risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). The following sections describe how the Company manages each of these risks.

(a) Credit Risk

Credit risk is the risk of financial loss resulting from the failure of debtors making payments when due. The following policies and procedures are in place to manage this risk:

- Investment guidelines are in place that require only the purchase of investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company.
- Investment guidelines specify minimum and maximum limits for each asset class. Credit ratings are determined by recognized external credit rating agencies and/or internal credit review.
- Investment guidelines also specify collateral requirements.
- Portfolios are monitored continuously, and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors.
- Credit risk associated with derivative instruments is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.

- The Company is exposed to credit risk relating to premiums due from policyholders during the grace period specified by the insurance policy or until the policy is paid up or terminated. Commissions paid to agents and brokers are netted against amounts receivable, if any.
- Reinsurance is placed with counterparties that have a good credit rating and concentration of credit risk is managed by following policy guidelines set each year by the Board of Directors. Management continuously monitors and performs an assessment of creditworthiness of reinsurers.

(i) Maximum Exposure to Credit Risk

The following table summarizes the Company's maximum exposure to credit risk related to financial instruments. The maximum credit exposure is the carrying value of the asset net of any allowances for losses.

	June 30, 2008
Cash and cash equivalents	$ 3,267
Bonds	
Held for trading	51,805
Available for sale	4,113
Amortized cost	8,693
Mortgage loans	16,903
Loans to policyholders	6,618
Other financial assets	16,941
Derivative assets	871
Total balance sheet maximum credit exposure	$ 109,211

Credit risk is also mitigated by entering into collateral agreements. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters. Management monitors the value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

(ii) Concentration of Credit Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics in that they operate in the same geographic region or in similar industries. The characteristics are similar in that changes in economic or political environments may impact their ability to meet obligations as they come due.

The following table provides details of the carrying value of bonds by industry sector and geographic distribution:

	June 30, 2008
Bonds issued or guaranteed by:	
Canadian federal government	$ 1,503
Canadian provincial and municipal governments	4,567
U.S. Treasury and other U.S. agencies	2,778
Other foreign governments	6,387
Government related	2,473
Sovereign	2,001
Asset-backed securities	7,906
Residential mortgage backed securities	3,180
Banks	5,779
Other financial institutions	5,337
Basic Materials	172
Industrial products/services & technology	1,438
Utilities & communication	7,853
Consumer products	3,985
Natural resources	2,181
Real estate	1,694
Transportation & media	2,417
Miscellaneous	1,183
Total corporate	62,834
Short term bonds	1,777
	$ 64,611
Canada	$ 24,410
United States	15,927
Europe/Reinsurance	24,274
	$ 64,611

The following table provides details of the carrying value of mortgage loans by geographic location:

	June 30, 2008			
	Single family residential	Multi-family residential	Commercial	Total
Canada	$ 1,823	$ 4,634	$ 5,880	$ 12,337
United States	-	502	1,211	1,713
Europe/Reinsurance	-	30	2,823	2,853
Total mortgages	$ 1,823	$ 5,166	$ 9,914	$ 16,903

(iii) Asset Quality

Bond Portfolio Quality

	June 30, 2008
AAA	$ 24,888
AA	12,024
A	17,676
BBB	7,749
BB and lower	497
	62,834
Short term bonds	1,777
Total bonds	$ 64,611

Derivative Portfolio Quality

	June 30, 2008
Over-the-counter contracts (counterparty ratings):	
AA	$ 564
A	307
Total	$ 871

Derivative instruments are either exchange traded or over-the-counter contracts negotiated between counterparties. At June 30, 2008, the Company held assets of $7 pledged as collateral for derivative contracts. The assets pledged consist of cash, cash equivalents and short-term securities.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Company closely manages operating liquidity through cash flow matching of assets and liabilities.
- Management monitors the use of line of credit on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.
- Management closely monitors the solvency and capital positions of its principal subsidiaries opposite liquidity requirements at the holding company. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

In the normal course of business the Company enters into contracts that give rise to commitments of future minimum payments that impact short-term and long-term liquidity. The following table summarizes the principal repayment schedule of certain of the Company's financial liabilities.

	Payments due by period						
	Total	1 year	2 years	3 years	4 years	5 years	over 5 years
Debentures and other debt instruments	$ 3,772	$ 174	$ 1	$ 1	$ 1	$ 511	$ 3,084
Preferred share liabilities	756	-	-	-	-	557	199
Capital trust debentures (1)	800	-	-	-	-	-	800
	$ 5,328	$ 174	$ 1	$ 1	$ 1	$ 1,068	$ 4,083

(1) Payments due have not been reduced to reflect the Company held capital trust securities of $175 principal amount ($187 carrying value).

(c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors. Market factors include three types of risks: currency risk, interest rate risk and equity risk.

(i) Currency Risk

Currency risk relates to the Company operating in different currencies and converting non-Canadian earnings at different points in time at different foreign exchange levels when adverse changes in foreign currency exchange rates occur. The following policies and procedures are in place to mitigate the Company's exposure to currency risk.

- The Company uses financial measures such as constant currency calculations to monitor the effect of currency translation fluctuations.
- Investments are normally made in the same currency as the liabilities supported by those investments.

- Foreign currency assets acquired to back liabilities are normally converted back to the currency of the liability using foreign exchange contracts.
- A 10% increase in foreign currency rates would be expected to have minimal impact on non-participating actuarial liabilities. A 10% decrease in foreign currency rates would be expected to have minimal impact on non-participating actuarial liabilities.

(ii) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability. The following policies and procedures are in place to mitigate the Company's exposure to interest rate risk.

- The Company utilizes a formal process for managing the matching of assets and liabilities. This involves grouping general fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment.
- Interest rate risk is managed by investing in assets that are suitable for the products sold.
- For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities.
- For products with less predictable timing of benefit payments, investments are made in fixed income assets with cash flows of a shorter duration than the anticipated timing of benefit payments, or equities as described below.
- The risk associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method (CALM) to determine actuarial liabilities. Cash flows from assets are reduced to provide for potential asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to assess reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will impact the projected cash flows.

- The effect of an immediate and permanent 1% increase in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $69.
- The effect of an immediate and permanent 1% decrease in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $88.

(iii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. To mitigate price risk, the Company has investment policy guidelines in place that provide for prudent investment in equity markets within clearly defined limits.

Some policy liabilities are supported by equities, for example segregated fund products and products with long-tail liabilities. Generally these liabilities will fluctuate in line with equity market values. There will be additional impacts on these liabilities as equity market values fluctuate. A 10% increase in equity markets would be expected to additionally decrease non-participating actuarial liabilities by approximately $58. A 10% decrease in equity markets would be expected to additionally increase non-participating actuarial liabilities by approximately $59.

6. Financing Charges

Financing charges consist of the following:

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Interest on long-term debentures and other debt instruments	**$ 51**	$ 32	**$ 126**	$ 62
Preferred share dividends	**9**	9	**18**	18
Unrealized gains on preferred shares classified as held for trading	**(3)**	(12)	**8**	(14)
Subordinated debenture issue costs	**5**	13	**5**	13
Other	**5**	1	**7**	6
Interest on capital trust debentures	**12**	12	**24**	24
Distributions on capital trust securities held by consolidated group as temporary investments	**(2)**	(2)	**(5)**	(5)
Total	**$ 77**	$ 53	**$ 183**	$ 104

7. Debentures and Other Debt Instruments

On June 26, 2008, the Company issued $500 of 7.127% Subordinated Debentures through its wholly-owned subsidiary Great-West Lifeco Finance (Delaware) LP II. The subordinated debentures are due June 26, 2068 and bear an interest rate of 7.127% until June 26, 2018. After June 26, 2018, the subordinated debentures will bear an interest rate of the Canadian 90-day bankers' acceptance rate plus 3.78%. Subject to a Replacement Capital Covenant, the subordinated debentures may be redeemed by the Company at the principal amount plus any unpaid and accrued interest after June 26, 2018.

On March 19, 2008, the Company repaid $235 on its one year credit facility with a Canadian chartered bank. On April 18, 2008 the Company repaid $730 Canadian and U.S. $345 on this facility and on June 26, 2008, the Company repaid the remaining $268 Canadian and U.S. $302 on this facility. The balance outstanding on this credit facility at December 31, 2007 was $1,873 ($1,233 Canadian and U.S. $647), and at June 30, 2008 the credit facility had been fully repaid.

During the second quarter of 2008, Putnam Acquisition Financing LLC also repaid U.S. $196 of the U.S. $500 five year term facility.

On January 24, 2008, a subsidiary of Putnam LLC executed a demand promissory note in the amount of U.S. $150 with a Canadian Chartered Bank. On January 24, 2008, Putnam LLC drew U.S. $150 on the note. On March 26, 2008, a subsidiary of Putnam LLC executed a U.S. $200 revolving credit facility with a Canadian Chartered Bank and used proceeds from the facility to repay the U.S. $150 demand promissory note. There was U.S. $70 outstanding under the facility at June 30, 2008.

8. Non-Controlling Interests

On demutualization, $50 of seed capital was transferred from the shareholder account to the participating policyholder account of The Canada Life Assurance Company (Canada Life). In accordance with the Conversion Proposal of Canada Life, the seed capital amount, together with a reasonable rate of return, may be transferred back to the shareholder account if the seed capital is no longer required to support the new participating policies.

During the second quarter of 2008, $5 of seed capital related to the Canadian open block of the participating policyholder account, together with accrued interest of $3 after tax, was transferred from the participating policyholder account to the shareholder account. The repatriation (exclusive of interest) resulted in an increase in shareholder surplus of $5 and a decrease in participating policyholder surplus of $5. $28 of seed capital has been repaid to date.

During the first quarter of 2008, non-controlling interests decreased by approximately $176 in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies.

9. Share Capital

(a) Preferred Shares

The Company has designated outstanding Preferred Shares Series D and Series E as held for trading on the Consolidated Balance Sheets with changes in fair value reported in the Summary of Consolidated Operations. During the six months ended June 30, 2008 the Company recognized unrealized gains (losses) of $1 for Series D and $(9) for Series E (for the six months ended June 30, 2007, $9 for Series D and $5 for Series E). The redemption price at maturity is $25 per share plus accrued dividends.

(b) Common Shares

Issued and outstanding

	June 30, 2008		December 31, 2007		June 30, 2007	
	Number	**Carrying Value**	Number	Carrying Value	Number	Carrying Value
Common shares:						
Balance, beginning of year	**893,761,639**	**$ 4,709**	891,151,789	$ 4,676	891,151,789	$ 4,676
Issued under Stock Option Plan	**659,660**	**9**	2,609,850	33	1,082,557	12
Balance, end of period	**894,421,299**	**$ 4,718**	893,761,639	$ 4,709	892,234,346	$ 4,688

10. Capital Management

At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR).

For Canadian regulatory reporting purposes, capital is defined by OSFI in its MCCSR guideline. The following table provides the MCCSR information and ratios for The Great-West Life Assurance Company (Great-West Life):

GREAT-WEST
LIFECO INC.

	June 30, 2008	December 31, 2007	June 30, 2007
Capital Available:			
Tier 1 Capital			
Common shares	**$ 6,116**	$ 6,116	$ 6,116
Shareholder surplus	**5,211**	4,672	4,319
Qualifying non-controlling interests	**151**	152	153
Innovative instruments	**636**	636	633
Other Tier 1 Capital Elements	**1,597**	1,337	1,541
Gross Tier 1 Capital	**13,711**	12,913	12,762
Deductions from Tier 1:			
Goodwill & intangible assets in excess of limit	**5,702**	5,724	5,710
Other deductions	**1,321**	1,219	1,237
Net Tier 1 Capital	**6,688**	5,970	5,815
Tier 2 Capital			
Tier 2A	**310**	456	561
Tier 2B allowed	**501**	502	502
Tier 2C	**1,285**	1,262	1,226
Tier 2 Capital Allowed	**2,096**	2,220	2,289
Total Tier 1 and Tier 2 Capital	**8,784**	8,190	8,104
Less: Deductions/Adjustments	**120**	101	205
Total Available Capital	**$ 8,664**	$ 8,089	$ 7,899
Capital Required:			
Assets Default & market risk	**$ 1,549**	$ 1,457	$ 1,328
Insurance Risks	**1,707**	1,675	1,702
Interest Rate Risks	**1,008**	888	872
Other	**(38)**	(76)	(115)
Total Capital Required	**$ 4,226**	$ 3,944	$ 3,787
MCCSR ratios:			
Tier 1	**158%**	151%	154%
Total	**205%**	205%	209%

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. At the end of 2007 the risk-based capital (RBC) ratio for GWL&A was 594%, well in excess of that required by NAIC.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

The Company has also established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors reviews and approves all capital transactions undertaken by management.

11. Stock Based Compensation

3,115,000 options were granted under the Company's stock option plan during the second quarter of 2008 and 110,000 options were granted during the first quarter of 2008 (1,749,000 options were granted during the first quarter of 2007, and no options were granted during the second quarter of 2007). The weighted fair value of options granted during the six months ended June 30, 2008 were $3.27 per option ($7.49 per option during the six months ended June 30, 2007). Compensation expense of $6 after-tax has been recognized in the Summary of Consolidated Operations for the six months ended June 30, 2008 ($3 after-tax for the six months ended June 30, 2007).

12. Pension Plans and Other Post-Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Pension benefits	**$ 21**	$ 12	**$ 34**	$ 24
Other benefits	**4**	5	**7**	10
Total	**$ 25**	$ 17	**$ 41**	$ 34

13. Earning per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
(a) Earnings				
Net income from continuing operations	**$ 578**	$ 504	**$ 1,203**	$ 976
Net income from discontinued operations	**649**	54	**692**	110
Net income	**$ 1,227**	$ 558	**$ 1,895**	$ 1,086
Perpetual preferred share dividends	**14**	14	**28**	28
Net income - common shareholders	**$ 1,213**	$ 544	**$ 1,867**	$ 1,058
(b) Number of common shares				
Average number of common shares outstanding	**894,282,925**	892,170,991	**894,072,570**	891,871,142
Add:				
- Potential exercise of outstanding stock options	**4,279,498**	6,612,015	**4,458,404**	6,818,203
Average number of common shares outstanding - diluted basis	**898,562,423**	898,783,006	**898,530,974**	898,689,345
Basic earnings per common share				
From continuing operations	**$ 0.630**	$ 0.549	**$ 1.314**	$ 1.063
From discontinued operations	**0.726**	0.061	**0.774**	0.123
	$ 1.356	$ 0.610	**$ 2.088**	$ 1.186
Diluted earnings per common share				
From continuing operations	**$ 0.627**	$ 0.546	**$ 1.308**	$ 1.055
From discontinued operations	**0.723**	0.060	**0.770**	0.122
	$ 1.350	$ 0.606	**$ 2.078**	$ 1.177

14. Accumulated Other Comprehensive Income

	For the six months ended June 30, 2008					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (1,801)	$ 174	$ 13	$ (1,614)	$ (81)	$ (1,533)
Other comprehensive income	362	(250)	(16)	96	1	95
Income tax	-	65	6	71	-	71
	362	(185)	(10)	167	1	166
Balance, end of period	$ (1,439)	$ (11)	$ 3	$ (1,447)	$ (80)	$ (1,367)

	For the six months ended June 30, 2007					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (591)	$ -	$ -	$ (591)	$ (44)	$ (547)
Opening transition adjustment	-	379	-	379	19	360
Income tax	-	(108)	-	(108)	(5)	(103)
	-	271	-	271	14	257
Other comprehensive income	(588)	(159)	(59)	(806)	(64)	(742)
Income tax	-	38	21	59	4	55
	(588)	(121)	(38)	(747)	(60)	(687)
Balance, end of period	$ (1,179)	$ 150	$ (38)	$ (1,067)	$ (90)	$ (977)

15. Reinsurance Transaction

On February 14, 2008, the Company's indirect wholly-owned Irish reinsurance subsidiary, Canada Life International Re Limited, signed an agreement with Standard Life Assurance Limited, a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities. The reinsurance transaction increased premium income, paid or credited to policyholders, funds held by ceding insurers and policy liabilities by $12.5 billion.

GREAT-WEST
LIFECO INC.

16. Segmented Information
Consolidated Operations
For the three months ended June 30, 2008

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 2,072	$ 473	$ 1,978	$ -	$ 4,523
Net investment income					
Regular net investment income	640	330	676	2	1,648
Changes in fair value on held for trading assets	(80)	(387)	(1,128)	-	(1,595)
Total net investment income	560	(57)	(452)	2	53
Fee and other income	277	376	153	-	806
Total income	2,909	792	1,679	2	5,382
Benefits and expenses:					
Paid or credited to policyholders	1,916	276	1,292	-	3,484
Other	579	366	143	7	1,095
Amortization of finite life intangible assets	3	6	1	-	10
Net operating income before income taxes	411	144	243	(5)	793
Income taxes	101	36	50	1	188
Net income before non-controlling interests	310	108	193	(6)	605
Non-controlling interests	25	-	2	-	27
Net income from continuing operations	285	108	191	(6)	578
Net income from discontinued operations	-	649	-	-	649
Net income	285	757	191	(6)	1,227
Perpetual preferred share dividends	10	-	4	-	14
Net income - common shareholders	$ 275	$ 757	$ 187	$ (6)	$ 1,213

GREAT-WEST LIFECO INC.

For the three months ended June 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,888	$ 417	$ 1,705	$ -	$ 4,010
Net investment income					
Regular net investment income	621	337	496	11	1,465
Changes in fair value on held for trading assets	(643)	(225)	(1,059)	-	(1,927)
Total net investment income	(22)	112	(563)	11	(462)
Fee and other income	254	131	169	-	554
Total income	2,120	660	1,311	11	4,102
Benefits and expenses:					
Paid or credited to policyholders	1,222	395	933	-	2,550
Other	519	142	192	15	868
Amortization of finite life intangible assets	3	2	1	-	6
Net operating income before income taxes	376	121	185	(4)	678
Income taxes	75	37	21	(2)	131
Net income before non-controlling interests	301	84	164	(2)	547
Non-controlling interests	34	2	7	-	43
Net income from continuing operations	267	82	157	(2)	504
Net income from discontinued operations	-	54	-	-	54
Net income	267	136	157	(2)	558
Perpetual preferred share dividends	10	-	4	-	14
Net income - common shareholders	$ 257	$ 136	$ 153	$ (2)	$ 544

GREAT-WEST LIFECO INC.

For the six months ended June 30, 2008

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 4,049	$ 1,326	$ 15,938	$ -	$ 21,313
Net investment income					
Regular net investment income	1,264	646	1,095	(5)	3,000
Changes in fair value on held for trading assets	(168)	(607)	(1,760)	-	(2,535)
Total net investment income	1,096	39	(665)	(5)	465
Fee and other income	542	754	307	-	1,603
Total income	5,687	2,119	15,580	(5)	23,381
Benefits and expenses:					
Paid or credited to policyholders	3,784	1,190	14,794	-	19,768
Other	1,125	762	328	8	2,223
Amortization of finite life intangible assets	7	11	2	-	20
Net operating income before income taxes	771	156	456	(13)	1,370
Income taxes	182	29	86	-	297
Net income before non-controlling interests	589	127	370	(13)	1,073
Non-controlling interests	44	(175)	1	-	(130)
Net income from continuing operations	545	302	369	(13)	1,203
Net income from discontinued operations	-	692	-	-	692
Net income	545	994	369	(13)	1,895
Perpetual preferred share dividends	21	-	7	-	28
Net income - common shareholders	$ 524	$ 994	$ 362	$ (13)	$ 1,867

GREAT-WEST LIFECO INC.

For the six months ended June 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,693	$ 1,020	$ 4,639	$ -	$ 9,352
Net investment income					
Regular net investment income	1,246	694	907	12	2,859
Changes in fair value on held for trading assets	(674)	(188)	(1,482)	-	(2,344)
Total net investment income	572	506	(575)	12	515
Fee and other income	509	267	331	-	1,107
Total income	4,774	1,793	4,395	12	10,974
Benefits and expenses:					
Paid or credited to policyholders	2,990	1,241	3,660	-	7,891
Other	1,097	297	363	16	1,773
Amortization of finite life intangible assets	7	5	2	-	14
Net operating income before income taxes	680	250	370	(4)	1,296
Income taxes	119	74	53	(2)	244
Net income before non-controlling interests	561	176	317	(2)	1,052
Non-controlling interests	58	8	10	-	76
Net income - from continuing operations	503	168	307	(2)	976
Net income from discontinued operations	-	110			110
Net income	503	278	307	(2)	1,086
Perpetual preferred share dividends	21	-	7	-	28
Net income - common shareholders	$ 482	$ 278	$ 300	$ (2)	$ 1,058

Exemption # 82-34728

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the six months ended June 30, 2008

Dated: July 30, 2008

The Management's Discussion and Analysis ("MD&A") presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. ("Lifeco" or "the Company") for the three months and six months ended June 30, 2008 compared with the same periods in 2007. The MD&A provides an overall discussion, followed by analysis of the performance of its three major reportable segments: Canada, United States and Europe.

DISCONTINUED OPERATIONS

On April 1, 2008, Lifeco announced that Great-West Life & Annuity Insurance Company ("GWL&A") completed the sale of its health care business, Great-West Healthcare. As part of the transaction, GWL&A received consideration of US$1.5 billion in gross proceeds, and approximately US$750 million, representing the amount of equity invested in the health care business, was made available for other purposes. The sale proceeds and the equity invested were applied to outstanding short term credit facilities and a term loan.

The operating results and assets and liabilities of the health care business have been treated as discontinued operations in the financial statements of the Company. As a result, amounts pertaining to the discontinued U.S. Healthcare operations have been removed from the financial statements for 2008 and 2007. Net income from discontinued operations is shown as a separate line item on the Summary of Consolidated Operations. In this MD&A, unless otherwise indicated, comparative amounts for 2007 have been restated to exclude amounts pertaining to Discontinued Operations.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This report contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, possible future Company action, including statements made by the Company with respect to the expected benefits of acquisitions or divestitures, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors, including factors set out under "Risk Management and Control Practices" in the 2007 Annual MD&A, and any listed in other filings with securities regulators, which are available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This report contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include, but are not limited to, "earnings before restructuring charges", "adjusted net income", "net income – adjusted", "earnings before adjustments", "constant currency basis", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

CONSOLIDATED OPERATING RESULTS

Selected consolidated financial information
(in $ millions, except per share amounts)

	For the three months ended June 30			For the six months ended June 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits:						
Life insurance, guaranteed annuities and insured health products	**$ 4,523**	$ 4,010	13%	**$ 21,313**	$ 9,352	128%
Self-funded premium equivalents (ASO contracts)	**627**	562	12%	**1,212**	1,130	7%
Segregated funds deposits:						
Individual products	**1,771**	2,352	-25%	**3,789**	5,053	-25%
Group products	**1,444**	1,428	1%	**2,985**	3,144	-5%
Proprietary mutual funds deposits (1)	**10,051**	203	-	**18,895**	423	-
Total premiums and deposits	**18,416**	8,555	115%	**48,194**	19,102	152%
Fee and other income	**806**	554	45%	**1,603**	1,107	45%
Paid or credited to policyholders	**3,484**	2,550	37%	**19,768**	7,891	151%
Net income - common shareholders						
Continuing operations - adjusted (3)	**564**	490	15%	**1,057**	948	11%
Discontinued operations - adjusted (2)	**-**	54	-	**43**	110	-61%
Net income - adjusted (3)	**564**	544	4%	**1,100**	1,058	4%
Adjustments after tax (3)	**649**	-	-	**767**	-	-
Net income	**1,213**	544	123%	**1,867**	1,058	76%
Per common share						
Basic earnings - adjusted (3)	**$ 0.630**	$ 0.610	3%	**$ 1.230**	$ 1.186	4%
Adjustments after tax (3)	**0.726**	-	-	**0.858**	-	-
Basic earnings	**1.356**	0.610	122%	**2.088**	1.186	76%
Dividends paid	**0.2925**	0.255	15%	**0.585**	0.510	15%
Book value				**12.68**	11.02	15%
Return on common shareholders' equity (12 months)						
Net income - adjusted (3)				**21.4%**	21.5%	
Net income				**27.1%**	21.5%	
At June 30						
Total assets				**$ 131,289**	$ 117,056	12%
Segregated funds net assets				**89,144**	92,224	-3%
Proprietary mutual funds net assets				**172,348**	2,252	-
Total assets under administration				**$ 392,781**	$ 211,532	86%
Share capital and surplus				**$ 12,438**	$ 10,934	14%

(1) Includes Putnam Investments, LLC mutual funds deposits.
(2) Represents the operating results of GWL&A's, an indirect wholly-owned subsidiary of Lifeco, health care business which was sold effective April 1, 2008. Does not include the gain on sale of the health care business (see 3(c) below).
(3) During the six months ended June 30, 2008, net income attributable to common shareholders was increased by $767 million after tax or $0.858 per common share ($649 million after tax or $0.726 per common share for the three months ended June 30, 2008) as a result of the following items in the Company's United States segment:
  (a) A gain realized in connection with the termination of a long-standing assumption reinsurance agreement ($176 million after tax or $0.197 per common share for the six months ended June 30, 2008 and nil for the three months ended June 30, 2008) as described in note 8 to the interim consolidated financial statements;
  (b) Reserve strengthening in GWL&A's continuing operations ($(58) million after tax or $(0.065) per common share for the six months ended June 30, 2008 and nil for the three months ended June 30, 2008) as described in note 2 to the interim consolidated financial statements;
  (c) A gain realized in connection with the sale of GWL&A's health care business ($649 million after tax or $0.726 per common share for the six months ended June 30, 2008 and $649 million after tax or $0.726 per common share for the three months ended June 30, 2008) as described in note 2 to the interim consolidated financial statements.

Net income, basic earnings per common share and return on common shareholders' equity are presented on an adjusted basis, as a non-GAAP financial measure of earnings performance. Return on common shareholders' equity for 2008 is restated also excluding third quarter 2007 non-recurring items.

REINSURANCE TRANSACTION

Standard Life Transaction

On February 14, 2008, the Company's indirect wholly-owned Irish reinsurance subsidiary, Canada Life International Re Limited ("CLIRe"), signed an agreement with Standard Life Assurance Limited ("Standard Life"), a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities (the "Standard Life transaction"). The reinsurance transaction increased premium income, paid or credited to policyholders, funds held by ceding issuers and policyholders liabilities by approximately $12.5 billion.

CONSOLIDATED OPERATING RESULTS

NET INCOME

Consolidated net income of Lifeco includes the net income of The Great-West Life Assurance Company ("Great-West Life") and its operating subsidiaries London Life Insurance Company ("London Life") and The Canada Life Assurance Company ("Canada Life"), GWL&A and Putnam Investments, LLC ("Putnam"), together with Lifeco's corporate results.

Lifeco's net income attributable to common shareholders was $1,213 million for the second quarter of 2008 compared to $544 million reported a year ago. On a per share basis, this represents $1.356 per common share ($1.350 diluted) for the second quarter of 2008 compared to $0.610 per common share ($0.606 diluted) a year ago. On April 1, 2008, Lifeco announced that GWL&A had completed the sale of its health care business, Great-West Healthcare. As a result of the sale, a gain of $649 million after tax ($0.726 per common share) was recorded in net income described in note 2 to the interim consolidated financial statements. Excluding the non-recurring gain on sale of the health care business, net income attributable to common shareholders was $564 million or $0.630 per common share ($0.627 diluted). Compared to the second quarter of 2007, the increase in the foreign exchange value of the Canadian dollar opposite the Company's major operating currencies has negatively impacted net income in the quarter by approximately $0.028 per common share, or $25 million. On a constant currency basis, adjusted net income attributable to common shareholders increased 8% over 2007.

For the six months ended June 30, 2008, Lifeco's net income attributable to common shareholders was $1,867 million compared to $1,058 million reported a year ago, an increase of 76%. On a per share basis, this represents $2.088 per common share ($2.078 diluted) for 2008 compared to $1.186 per common share ($1.177 diluted) a year ago.

The 2008 year to date results include two non-recurring items from the first quarter totaling $118 million after tax consisting of a gain in connection with the termination of a long-standing assumption reinsurance agreement of approximately $176 million after tax described in note 8 to the interim consolidated financial statements and a reserve strengthening in GWL&A's continuing operations for $58 million after tax described in note 2 to the interim consolidated financial statements. The impact on earnings per common share is $0.132. Excluding the adjustments from the first six months of 2008, adjusted net income attributable to common shareholders is $1,100 million or $1.230 per common share.

Net income - common shareholders

	For the three months ended June 30			For the six months ended June 30		
	2008	2007	% Change	**2008**	2007	% Change
Canada	**$ 275**	$ 257	7%	**$ 524**	$ 482	9%
United States	**108**	82	32%	**184**	168	10%
Europe	**187**	153	22%	**362**	300	21%
Lifeco Corporate	**(6)**	(2)	-	**(13)**	(2)	-
Continuing operations - adjusted	**564**	490	15%	**1,057**	948	11%
Discontinued operations - adjusted	**-**	54	-	**43**	110	-
Total adjusted	**564**	544	4%	**1,100**	1,058	4%
Adjustments (United States)	**649**	-	-	**767**	-	-
Total Lifeco	**$ 1,213**	$ 544	123%	**$ 1,867**	$ 1,058	76%

Attributable to common shareholders:

Canada – For the second quarter, net income was $275 million compared to $257 million in 2007. Individual Insurance & Investment Products ("IIIP") increased $30 million, Group Insurance decreased $2 million, and Canada Corporate decreased $10 million.

For the six months ended June 30, 2008, net income was $524 million compared to $482 million in 2007. IIIP increased $50 million, Group Insurance increased $12 million, and Canada Corporate decreased $20 million.

United States – For the second quarter, adjusted net income was $108 million compared to $82 million in 2007. Financial Services increased $8 million, Asset Management (Putnam) contributed $15 million, and United States Corporate increased $3 million.

For the six months ended June 30, 2008, adjusted net income was $184 million compared to $168 million in 2007. Financial Services decreased $7 million, Asset Management (Putnam) contributed $18 million, and United States Corporate increased $5 million.

Europe – For the second quarter, net income was $187 million compared to $153 million in 2007. Insurance & Annuities increased $24 million, Reinsurance increased $13 million, and Europe Corporate was down $3 million.

For the six months ended June 30, 2008, net income was $362 million compared to $300 million in 2007. Insurance & Annuities increased $46 million, Reinsurance increased $20 million, and Europe Corporate decreased $4 million.

Lifeco Corporate – For the second quarter, Lifeco Corporate net income was a charge of $6 million compared to a charge of $2 million in 2007.

For the six months ended June 30, 2008, Lifeco Corporate net income was a charge of $13 million compared to a charge of $2 million in 2007.

Discontinued Operations – On April 1, 2008, Lifeco announced that its subsidiary GWL&A, completed the sale of its U.S. health care business. Accordingly, the operating results for this business for 2008 and 2007 are shown separately as discontinued operations.

Refer to each segment section for further detail.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products and proprietary mutual funds.

For the second quarter, total premiums and deposits were $18,416 million, an increase of $9,861 million over the second quarter of 2007. Canada was up $277 million due to business growth, United States increased $9,722 million primarily due to the inclusion of deposits from Asset Management (Putnam) of $9,865 million and Europe was down $138 million due primarily to lower sales of savings and pension products.

For the six months ended June 30, 2008, total premiums and deposits were $48,194 million, an increase of $29,092 million over the same period in 2007. Canada was up $270 million, United States increased $18,521 million due to the inclusion of deposits from Asset Management (Putnam) of $18,514 million in 2008, and Europe was up $10,301 million due primarily to assumed business from the Standard Life transaction offset by lower sales of savings and pension products.

Refer to each segment section for further detail.

NET INVESTMENT INCOME

Net investment income	For the three months ended June 30			For the six months ended June 30		
	2008	2007	% Change	2008	2007	% Change
Investment income earned	$ 1,607	$ 1,433	12%	$ 2,933	$ 2,790	5%
Amortization of net realized and unrealized gains on real estate investments	9	18	-50%	20	37	-46%
(Provision)/recovery for credit losses	2	5	-60%	2	5	-60%
Other net realized gains/(losses)	46	27	70%	76	63	21%
Regular investment income	1,664	1,483	12%	3,031	2,895	5%
Investment expenses	(16)	(18)	-	(31)	(36)	-
Regular net investment income	1,648	1,465	12%	3,000	2,859	5%
Change in fair value of held for trading assets	(1,595)	(1,927)	-	(2,535)	(2,344)	-
Net investment income	$ 53	$ (462)	-	$ 465	$ 515	-10%

Net investment income for the three months ended June 30, 2008 increased by $515 million compared to the same period last year. The year-over-year change in fair value of held for trading assets of $332 million and an increase in regular net investment income of $183 million account for the increase. Regular net investment income increased primarily due to investment income earned from the Standard Life transaction, partly offset by a decrease in amortization of net realized and unrealized gains on real estate investments of $9 million.

For the six months ended June 30, 2008, net investment income decreased by $50 million compared to last year, due to the change in fair value of held for trading assets of $(191) million, partly offset by an increase in regular net investment income of $141 million. Regular net investment income increased for the same reasons as the in quarter period.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds and mutual funds, for which the Company earns investment management and other fees, and ASO contracts, under which the Company provides group benefit plan administration on a cost-plus basis.

Fee and other income

	For the three months ended June 30			For the six months ended June 30		
	2008	2007	% Change	**2008**	2007	% Change
Segregated funds, mutual funds and other	**$ 770**	$ 521	48%	**$ 1,534**	$ 1,041	47%
ASO contracts	**36**	33	9%	**69**	66	5%
	$ 806	$ 554	45%	**$ 1,603**	$ 1,107	45%

For the quarter, consolidated fee income and other income was $806 million, up 45% over the second quarter of 2007. Canada increased $23 million mainly due to growth in average assets. The United States increased $245 million primarily due to Asset Management (Putnam) fees included in 2008. Europe decreased $16 million mainly due to fees associated with a sales surge on products generating higher related fees until third quarter 2007 in Germany, lower business levels and equity market declines. Fee income on ASO contracts increased due to claims volumes.

For the six months ended June 30, 2008, consolidated fee income and other income was $1,603 million, up 45% compared to last year. Canada increased $33 million, the United States increased $487 million due to Asset Management (Putnam) fees included in 2008, and Europe decreased $24 million for the same reasons as the in quarter period.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products. It also includes adjustments to actuarial liabilities for changes in fair value of certain invested assets backing those actuarial liabilities. This amount does not include benefit payment amounts for fee-based products (ASO contracts, segregated funds and mutual funds).

For the quarter, consolidated amounts paid or credited to policyholders were $3,484 million, an increase of $934 million from the second quarter of 2007. Canada was up $694 million due to business growth and the United States was down $119 million. Europe was up $359 million mainly due to commutations of reinsurance treaties in 2008 and new business in Reinsurance, partly offset by lower new business in Insurance & Annuities.

For the six months ended June 30, 2008, consolidated amounts paid or credited to policyholders were $19,768 million, an increase of $11,877 million from 2007. Canada was up $794 million and the United States was down $51 million for the same reasons as the in quarter period. Europe was up $11,134 million due mainly to the Standard Life transaction.

CONSOLIDATED FINANCIAL POSITION

Consolidated total assets under administration

	June 30, 2008			
	Canada	**United States**	**Europe**	**Total**
Assets				
Invested assets	$ 45,753	$ 23,056	$ 32,364	$ 101,173
Assets of operations held for sale	-	-	-	-
Goodwill and intangible assets	4,959	3,603	1,738	10,300
Other assets	2,424	2,619	14,773	19,816
Total assets	53,136	29,278	48,875	131,289
Segregated funds net assets	46,400	17,520	25,224	89,144
Proprietary mutual funds net assets	2,583	169,765	-	172,348
Total assets under administration	$ 102,119	$ 216,563	$ 74,099	$ 392,781

	December 31, 2007			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 45,148	$ 23,045	$ 31,802	$ 99,995
Assets of operations held for sale	-	697	-	697
Goodwill and intangible assets	4,966	3,519	1,727	10,212
Other assets	2,529	2,439	2,516	7,484
Total assets	52,643	29,700	36,045	118,388
Segregated funds net assets	45,932	17,567	25,682	89,181
Proprietary mutual funds net assets	2,432	184,162	-	186,594
Total assets under administration	$ 101,007	$ 231,429	$ 61,727	$ 394,163

ASSETS

Total assets under administration at June 30, 2008 were $392.8 billion, a decrease of approximately $1.4 billion from December 31, 2007. General fund assets increased by $12.9 billion and other assets under administration decreased by $14.3 billion compared with December 31, 2007.

General fund assets increased in the Europe segment by $12.8 billion primarily as a result of the Standard Life transaction and the strengthening of the British pound, euro and US dollar against the Canadian dollar since December 31, 2007. The Standard Life transaction increased funds held by ceding issuers, included in other assets, by $12.5 billion.

Goodwill and intangible assets have not changed materially since December 31, 2007.

Assets under administration decreased in the United States segment due to a reduction in proprietary mutual fund assets reflecting the negative impact of market performance and negative net asset flows.

LIABILITIES

Total liabilities have increased from $103.6 billion at December 31, 2007 to $115.1 billion at June 30, 2008.

Policy liabilities increased $12.9 billion. Of the $12.9 billion increase in policy liabilities, actuarial liabilities increased by approximately $12.8 billion, mainly due to the Standard Life transaction, which increased liabilities by

$12.5 billion, and the strengthening of the US dollar, British pound and euro against the Canadian dollar since December 31, 2007. These increases were partly offset by reductions due to changes in the fair value of assets backing actuarial liabilities since January 1, 2008.

Since December 31, 2007, the Company has repaid, in full, the $1,233 million and US$647 million balances on the Canadian and US dollar short term credit facilities. During the first quarter of 2008, the Company repaid C$235 million of the Canadian dollar drawings. On April 18, 2008, the Company repaid $730 million of the Canadian dollar drawings and US$345 million of the US dollar drawings. On June 26, 2008, the Company repaid the remaining C$268 million and US$302 million outstanding on the Canadian and US dollar short term credit facilities.

On March 26, 2008, a subsidiary of Putnam executed a US$200 million revolving credit facility with a Canadian chartered bank and drew US$80 million. The proceeds drawn on the revolving credit facility were used to repay in full a demand promissory note that had been issued on January 24, 2008. During the second quarter, Putnam repaid US$10 million on the revolving credit facility, reducing the balance to US$70 million at June 30, 2008.

Also, Putnam Acquisition Financing LLC paid down the US$500 million five year term facility to US$304 million on June 26, 2008.

On June 26, 2008 the Company issued $500 million of 7.127% Subordinated Debentures through an affiliated Delaware Limited Partnership, Great-West Lifeco Finance (Delaware) LP II ("GWLP II"). The subordinated debentures are due June 26, 2068 and bear an annual interest rate of 7.127% until June 26, 2018. After June 26, 2018, the subordinated debentures will bear a floating rate of interest equal to the three month bankers' acceptance rate plus 3.78%. Subject to a Replacement Capital Covenant, the subordinated debentures may be redeemed by GWLP II at the principal amount plus any accrued and unpaid interest after June 26, 2018.

All other liabilities decreased $93 million since December 31, 2007.

NON-CONTROLLING INTERESTS

Non-controlling interests include participating account surplus in subsidiaries and preferred shares issued by subsidiaries to third parties. Refer to note 13 to the 2007 Annual Consolidated Financial Statements.

SHARE CAPITAL AND SURPLUS

During the six months ended June 30, 2008, no common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid. Under the Company's Stock Option Plan, 659,660 shares were issued for a total value of $9 million or $13.47 per share.

During the six months ended June 30, 2008, the Company paid dividends of $0.585 per common share for a total of $523 million and perpetual preferred share dividends of $28 million.

Unrealized foreign exchange gains on translation of foreign operations increased surplus by $362 million since December 31, 2007.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

LIQUIDITY

The Company's liquidity position has not changed materially from December 31, 2007. For further information refer to the 2007 Annual MD&A.

CASH FLOWS

Cash flows	For the three months ended June 30		For the six months ended June 30	
	2008	2007	2008	2007
Cash flows relating to the following activities:				
Operations	$ 924	$ 1,274	$ 1,707	$ 1,452
Financing	(1,626)	865	(2,053)	626
Investment	557	(537)	(204)	(847)
	(145)	1,602	(550)	1,231
Effects of changes in exchange rates on cash and cash equivalents	(27)	(166)	141	(182)
Increase (decrease) in cash and cash equivalents in the period	(172)	1,436	(409)	1,049
Cash and cash equivalents from continuing and discontinued operations, beginning of period	3,439	2,696	3,676	3,083
Cash and cash equivalents from discontinued operations, end of period	-	(23)	-	(23)
Cash and cash equivalents from continuing operations, end of period	$ 3,267	$ 4,109	$ 3,267	$ 4,109

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements. Financing activities include the issuance and repayment of capital instruments, and associated dividend payments.

In the quarter, cash and cash equivalents decreased $172 million from March 31, 2008. For the three months ended June 30, 2008, cash flows provided by operations decreased $350 million to $924 million compared to 2007. Cash flows in the second quarter of 2008 were used by the Company to acquire an additional $787 million of investment assets supporting the Company's policy liabilities, offset by cash received from the sale of the health care business of $1,344 million. The Company utilized $276 million of cash to pay dividends and repaid $1,359 million in net debt. The strengthening of the Canadian dollar since March 31, 2008 decreased reported cash and cash equivalents by $27 million.

For the six months ended June 30, 2008, cash and cash equivalents decreased by $409 million from December 31, 2007. Cash flows provided by operations in 2008 increased $255 million to $1,707 million compared to 2007, primarily due to higher net income. In 2008, cash flows were used by the Company to acquire an additional $1,548 million of investment assets supporting the Company's policy liabilities, offset by cash received from the sale of the health care business of $1,344 million. The Company utilized $551 million of cash to pay dividends and repaid $1,514 million in net debt. The weakening of the Canadian dollar since December 31, 2007 increased reported cash and cash equivalents by $141 million.

COMMITMENTS/CONTRACTUAL OBLIGATIONS

Commitments/contractual obligations have not changed materially from December 31, 2007. For further information refer to the 2007 Annual MD&A.

CAPITAL MANAGEMENT AND ADEQUACY

In Canada, the Office of the Superintendent of Financial Institutions ("OSFI") has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements ("MCCSR"). Great-West Life's MCCSR ratio at June 30, 2008 was 205% (205% at December 31, 2007). London Life's MCCSR ratio at June 30, 2008 was 224% (234% at December 31, 2007). Canada Life's MCCSR ratio at June 30, 2008 was 215% (226% at December 31, 2007). GWL&A's RBC ratio was 586% at December 31, 2007, well in excess of that required by the National Association of Insurance Commissioners.

RATINGS

The Company and its major operating subsidiaries continue to hold very strong ratings. On May 16, 2008, Dominion Bond Rating Service confirmed the ratings of the Company and its affiliated operating subsidiaries with stable trends. The rating of Lifeco's senior debt was removed from "Under Review with Developing Implications".

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	AA (low)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Services	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				AA-	

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage such risks, are discussed in detail in the 2007 Annual MD&A.

There were no major changes to the Company's and its subsidiaries' policies and procedures with respect to the use of derivative instruments in 2008. During the six month period ended June 30, 2008, the outstanding notional amount of derivative contracts decreased by $1,015 million. The exposure to credit risk, which is limited to the current fair value of those instruments which are in a gain position, decreased to $915 million at June 30, 2008 from $973 million at December 31, 2007. For an overview of the use of derivative financial instruments, refer to the 2007 Annual MD&A and to note 21 to the 2007 Annual Consolidated Financial Statements.

ACCOUNTING POLICIES

CAPITAL DISCLOSURES

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and did not impact the financial results of the Company.

FINANCIAL INSTRUMENT DISCLOSURE AND PRESENTATION

Effective January 1, 2008, the Company adopted the CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement* during 2007.

In accordance with the new disclosure standards, the Company has enhanced such disclosures. Refer to note 5 to the interim financial statements.

FUTURE ACCOUNTING POLICIES

In February 2008, the CICA announced that Canadian generally accepted accounting principles for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Although the CICA will permit early adoption of IFRS, Federally Regulated Financial Institutions have been precluded from early adoption by OSFI. The Company will be required to begin reporting under IFRS for the quarter ending March 31, 2011 and will be required to prepare an opening balance sheet and provide information that conforms to IFRS for comparative periods presented. The Company is currently assessing the potential impact of adopting IFRS, and will update its MD&A disclosures quarterly to report on its progress in the development and implementation of its IFRS changeover plan.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life, GWL&A and Putnam.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

Selected consolidated financial information - Canada

	For the three months ended June 30			For the six months ended June 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ 4,598**	$ 4,321	6%	**$ 9,228**	$ 8,958	3%
Sales	**2,127**	2,396	-11%	**4,424**	5,033	-12%
Fee and other income	**277**	254	9%	**542**	509	6%
Net income - common shareholders	**275**	257	7%	**524**	482	9%
Total assets				**$ 53,136**	$ 51,971	2%
Segregated funds net assets				**46,400**	46,883	-1%
Proprietary mutual funds net assets				**2,583**	2,252	15%
Total assets under administration				**$ 102,119**	$ 101,106	1%

BUSINESS UNITS – CANADA

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

2008 DEVELOPMENTS

- Net income increased by $30 million or 18% compared to the second quarter of 2007.
- Individual Life sales growth continued the positive momentum from 2007 due to strong participating and term life sales.
- Net asset flows into long term retail investment funds were 1.8% of opening assets for the first six months of 2008, exceeding the -0.1% reported by the Investment Fund Institute of Canada ("IFIC").
- Group Retirement Services ("GRS") launched the *Member Investment Selection Service*, a new investment advice service that gives plan members access to advice on their group retirement plan investment options. It also addresses the key issues most plan sponsors face when providing investment advice to their plan members and backs the advice with a written agreement.
- New term life insurance plans with lower rates, lower cost of insurance rates for certain universal life segments and increased policyholder dividends for London Life and Great-West Life participating policies were introduced to the life insurance product portfolio to improve customer value and competitiveness.

OPERATING RESULTS

	For the three months ended June 30			For the six months ended June 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ 2,963**	$ 2,913	2%	**$ 6,016**	$ 6,157	-2%
Sales	**2,018**	2,300	-12%	**4,166**	4,812	-13%
Fee and other income	**224**	212	6%	**442**	420	5%
Net income	**196**	166	18%	**371**	321	16%

Premiums and deposits

In quarter
Individual Life premiums increased 8% to $692 million from $640 million in the second quarter of 2007. Living Benefits premiums of $67 million were 5% higher than in 2007.

Market volatility contributed to a 5% decrease in total deposits made to individual proprietary investment funds compared to 2007. Instead, retail customers turned to guaranteed investments leading to an increase in guaranteed interest deposits of more than 11% over 2007. Individual payout annuity premiums decreased 48% as a result of pricing changes aimed at focusing sales in more profitable segments of the market.

GRS premiums and deposits increased by 7% with deposits to group capital accumulation plans ("GCAP") growing by 17% primarily due to $238 million of assets transferred from our securities administration services into insurance products. The GCAP growth was offset by a sharp decline in deposits to investment only plans.

Six months
Individual Life premiums increased 8% to $1,341 million from $1,246 million for the same period in 2007, reflecting continued strong persistency and sales. Living Benefits premiums of $132 million were 4% higher than in 2007.

Individual proprietary investment funds deposits decreased 10%, guaranteed interest deposits increased more than 17% and individual payout annuity premiums declined 38% over the first six months of 2007 for the same reasons as the in quarter period.

GRS premiums and deposits increased by nearly 1% over the first six months of 2007 with deposits to GCAP growing by 10% primarily due to $288 million of assets transferred from our securities administration services into insurance products. The GCAP growth was offset by sharp declines in deposits to investment only plans and premiums to group payout annuities, both of which depend on a small number of very large transactions and therefore results can vary significantly each quarter.

Sales

In quarter
Individual Life sales of $66 million were up 12% from the second quarter of 2007 driven by strong participating and term life sales growth. Living Benefits sales increased by 9% to $12 million due to stronger disability insurance sales.

Market volatility contributed to a decrease in sales of proprietary retail investment funds of 6%. However, net asset flows (excluding money market funds) of 0.5% for segregated funds and 3.0% for mutual funds as a percentage of opening assets compares favourably to the mutual fund industry result of 0.1% as reported by IFIC.

GRS sales declined by 27% compared to 2007 with a 5% increase in lump sum transfers from new GCAP business offset by a 40% decrease in annualized cash flows from new GCAP plans and a 45% decrease in sales of investment only plans. GRS sales are generated by a relatively small number of large cases compared with retail business, so sales results can vary significantly from quarter to quarter.

Six months
Individual Life sales of $119 million were 11% higher than the first six months of 2007 due to strong participating life sales growth. Living Benefits sales were up 5% to $21 million, driven by strong disability insurance sales.

Sales of proprietary retail investment funds declined by 9% compared to the first six months of 2007 for the same reasons as the in quarter period. However, net asset flows (excluding money market funds) of 1.3% for segregated funds and 6.8% for mutual funds as a percentage of opening assets compares favourably to the mutual fund industry result of -0.1% as reported by IFIC.

GRS sales declined by 30% compared to the first six months of 2007 with all products lower, particularly GCAP lump sum transfers and investment only plan sales which declined by 27% and 45% respectively. Annualized cash flows from new GCAP plans were relatively strong, down just 4% from the same period last year.

Fee and other income

In quarter
Individual Retirement and Investment Services ("IRIS") and GRS fee income totaled $224 million, an increase of 7% over last year for IRIS and nearly 4% for GRS. For IRIS, the increase was due to average investment fund asset growth of over 5%. GRS experienced an increase in fee income despite an overall decline in assets as large declines in low revenue assets in the securities and investment only product lines were partially offset by a 2% increase in average assets in the GCAP insurance business which yield higher fees.

Six months
IRIS and GRS fee income totaled $442 million, an increase of approximately 5% over last year for each business line. For IRIS, the increase was due to average investment fund asset growth of 4%. GRS had an overall increase in basic fees with assets from higher fee bearing GCAP insurance products showing growth of over 3%. This growth exceeded the drop in fees from the smaller portfolio of investment only and securities administration

services, which experienced a decrease in asset values. GRS also had increased fees from real estate management and a performance bonus related to management of a fund for a large client.

Net income

In quarter
Net income attributable to common shareholders for the second quarter of 2008 was $196 million compared to $166 million in 2007. The growth in net income was primarily attributable to favourable mortality experience, increased expense gains and higher gains from asset liability matching partially offset by increased tax expense.

Net income attributable to the participating account was $21 million in 2008 compared to $30 million in 2007.

Six months
Net income attributable to common shareholders for the six months of 2008 was $371 million compared to $321 million in 2007. The growth in net income was primarily attributable to favourable mortality experience and morbidity results, increased expense gains, higher gains from asset liability matching and greater actuarial reserve basis changes offset by increased tax expense.

Net income attributable to the participating account was $36 million in 2008 compared to $49 million in 2007.

GROUP INSURANCE

2008 DEVELOPMENTS

- Net income to shareholders increased 7% to $191 million.
- Overall sales results grew by 17% reflecting significant growth in the large case market.

OPERATING RESULTS

	For the three months ended June 30			For the six months ended June 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ 1,635**	$ 1,408	16%	**$ 3,212**	$ 2,801	15%
Sales	**109**	96	14%	**258**	221	17%
Fee and other income	**37**	33	12%	**72**	66	9%
Net income	**91**	93	-2%	**191**	179	7%

Premiums and deposits

In quarter
Total net premiums and deposits were $1,635 million, which is 16% higher than 2007. Excluding the impact of $86 million of premiums ceded in 2007 under a bulk reinsurance agreement, premiums and deposits increased 10%. Small/mid-size case premiums and deposits increased by 8%. Large case premiums and deposits increased by 10%.

Six months
Total net premiums and deposits were $3,212 million which is 15% higher than 2007. Excluding the impact of $212 million of premiums ceded in 2007 under a bulk reinsurance agreement, premium and deposits increased 7%. Small/mid-size case premiums and deposits increased by 8%, large case premiums and deposits increased by 6%, despite a large single premium sale for $32 million in 2007 which was not repeated in 2008.

Sales

In quarter
Overall sales results were up 14% compared to 2007. The large case sales results in the quarter included two large sales for $27 million, compared to one large sale of $5 million in 2007. Small/mid-size case sales decreased mainly due to a lower number of new sales. Creditor/direct marketing sales decreased in the absence of a large sale compared to one large sale of $6 million in 2007.

Six months
Overall sales results were up 17% compared to 2007 due to increases in the small/mid-size and particularly in the large case market primarily as a result of a higher number of new sales. Creditor/direct marketing sales decreased in 2008 in the absence of a large sale compared to two large sales for $13 million in 2007.

Fee and other income

Fee and other income is derived primarily from ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

In quarter
Fee and other income was up 12% mainly due to higher claims volumes.

Six months
Fee and other income was up 9% mainly due to higher claims volumes.

Net income

In quarter
Net income attributable to common shareholders was $91 million, a decrease of 2% compared to 2007.

The results reflect unfavourable experience on long term disability cases, particularly in the mid-size market. This decrease was partly offset by an increase in investment gains mainly due to actuarial reserve basis changes and higher expense recoveries partly offset by higher operating expenses.

Six months
Net income attributable to common shareholders was $191 million, an increase of 7% compared to 2007.

The results reflect improved group life mortality experience, mainly due to actuarial reserve basis changes and improved group health experience in the medical, drugs, and dental sublines and increases in expense recoveries partly offset by higher operating expenses. These increases were partly offset by unfavourable experience on long term disability cases, particularly in the mid-size market.

CANADA CORPORATE

Canada Corporate consists of items not associated directly with, or allocated to the Canadian business units.

Net Income

In quarter
Net income in the quarter was a charge of $12 million compared to a charge of $2 million in 2007. The decrease in earnings includes a $10 million year over year decrease in the mark to market adjustment in connection with two series of Lifeco Preferred Shares, Series D and Series E. The decrease in mark to market adjustment resulted in a decrease in earnings.

Six months
Net income for the six months of 2008 was a charge of $38 million compared to a charge of $18 million in 2007 for the same reasons as the in quarter period.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A, and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results. Commencing August 3, 2007, the results also include Putnam.

Selected consolidated financial information - United States

	For the three months ended June 30			For the six months ended June 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ 10,956**	$ 1,234	-	**$ 21,260**	$ 2,739	-
Sales	**10,993**	1,593	-	**26,469**	2,792	-
Fee and other income	**376**	131	-	**754**	267	-
Net income - continuing operations - common shareholders	**108**	82	32%	**302**	168	80%
Net income - continuing operations - common shareholders (US$)	**107**	75	43%	**301**	148	103%
Total assets				**$ 29,278**	$ 27,518	6%
Segregated funds net assets				**17,520**	18,399	-5%
Mutual funds net assets				**169,765**	-	-
Total assets under administration				**$ 216,563**	$ 45,917	-

Net income - common shareholders

(Cdn $ millions)	For the three months ended June 30			For the six months ended June 30		
	2008	2007	% Change	**2008**	2007	% Change
Continuing operations - adjusted	**$ 108**	$ 82	32%	**$ 184**	$ 168	10%
Discontinued operations - adjusted	**-**	54	-	**43**	110	-61%
Total - adjusted	**108**	136	-21%	**227**	278	-18%
Discontinued - gain on sale	**649**	-	-	**649**	-	-
Other adjustments	**-**	-	-	**118**	-	-
Total adjustments	**649**	-	-	**767**	-	-
Total	**$ 757**	$ 136	-	**$ 994**	$ 278	-

2008 DEVELOPMENTS

- Net income from continuing operations before non-recurring items in the quarter was US$107 million which is 43% higher than last year, and US$183 million ($184 million) for the six month period or 24% higher than 2007.
- A gain of approximately US$176 million was realized in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies.
- The Company strengthened policy reserves associated with the additional overhead Financial Services will bear related to the sale of Healthcare by US$58 million.

SALE OF HEALTHCARE TO CIGNA

On April 1, 2008, Lifeco announced that GWL&A had completed the sale of its health care insurance business, Great-West Healthcare, to a subsidiary of CIGNA Corporation. As part of the transaction, GWL&A has received consideration of US$1.5 billion in gross proceeds, and approximately US$750 million, representing the amount of equity invested in the health care business, was made available for other purposes. The sale proceeds and the equity invested were applied to outstanding short term credit facilities and a term loan. (Refer to Liabilities section.)

The business remaining with GWL&A has been transferred to Financial Services Individual Markets. As required by generally accepted accounting principles, the statements of income and balance sheets of these business activities that have been disposed of are presented as discontinued operations for all periods in the consolidated financial statements.

The Company recorded a non-recurring gain on sale on the transaction of US$630 million or $649 million net of tax.

BUSINESS UNITS – UNITED STATES

FINANCIAL SERVICES

OPERATING RESULTS

	For the three months ended June 30			For the six months ended June 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ 1,091**	$ 1,234	-12%	**$ 2,746**	$ 2,739	-
Sales	**1,128**	1,593	-29%	**7,955**	2,792	-
Fee and other income	**110**	130	-15%	**217**	264	-18%
Net income	**90**	82	10%	**162**	169	-4%
Premiums and deposits (US$)	**$ 1,081**	$ 1,123	-4%	**$ 2,736**	$ 2,409	14%
Sales (US$)	**1,117**	1,448	-23%	**7,944**	2,473	-
Fee and other income (US$)	**109**	118	-8%	**216**	233	-7%
Net income (US$)	**89**	75	19%	**161**	149	8%

The income statement of Financial Services was restated for 2007 to reflect the impact of the discontinued operations (Healthcare). Indirect corporate overhead expenses were reallocated to Financial Services. The Company also retained one large group life policy that is now included in Financial Services. The table below provides the impact on premiums and deposits and net income as it relates to the impact of the transferred policy to Financial Services as well as increased expenses due to overhead.

	For the three months ended June 30, 2007	For the six months ended June 30, 2007
Premiums and deposits	$ 24	$ 96
Net income	(4)	(7)
Premiums and deposits (US$)	$ 23	$ 84
Net income (US$)	(3)	(6)

Premiums and deposits

In quarter
Premiums and deposits for the second quarter of 2008 were US$1,081 million, a decrease of US$42 million compared to the same period in 2007. Individual Markets premiums and deposits decreased 35% due to a decrease in business-owned life insurance ("BOLI") and annuity sales as compared to 2007. Premiums and deposits in Retirement Services increased 12% primarily related to transfers from the retail investment options to general account and segregated fund investment options.

Six months
Premiums and deposits for the six months ended June 30, 2008 were US$2,736 million, an increase of 14% over the same period in 2007. Retirement Services premiums and deposits increased 23% related to transfers from the retail investment options to general account and segregated fund investment options and a large plan sale contributing US$70 million. Premiums and deposits in Individual Markets decreased 10% primarily due to lower BOLI and annuity sales in the second quarter of 2008 as compared to the same period in 2007.

Sales

In quarter
Sales for the second quarter of 2008 were US$1,117 million, a decrease of US$331 million compared to 2007. The decrease is primarily in Individual Markets as a result of lower BOLI annuity sales which are attributable to the volatility of U.S. equity markets, as well as unfavorable market conditions related to asset liquidity issues within the banking industry.

Six months
Sales for the six months ended June 30, 2008 totaled US$7,944 million, an increase of US$5,471 million compared to 2007. The increase is primarily in Retirement Services as a result of the Commonwealth of Massachusetts deferred compensation plan sale, which includes the conversion of 290 thousand customer accounts and a large rollover of US$4.4 billion.

Fee and other income

In quarter
Fee income for the second quarter of 2008 decreased US$9 million or 8% compared to the same period in 2007. The decrease is due to the Individual Markets business line, which recorded one time fees earned in 2007 that were not repeated in 2008.

Six months
Fee income for the six months ended June 30, 2008 decreased US$17 million or 7% compared to the same period in 2007. The decrease is due to the Individual Markets business line, which recorded one time fees earned in 2007 that were not repeated in 2008.

Net income

In quarter
Net income for the second quarter of 2008 increased US$14 million primarily due to higher investment income from surplus assets, partially offset by lower fee income.

Six months
Net income for the six months ended June 30, 2008 increased US$12 million or 8% compared to the same period in 2007 primarily due to higher investment income from surplus assets and higher interest margins, partially offset by lower fee income.

ASSET MANAGEMENT

Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products, including the Putnam Funds, its own family of mutual funds which are offered to individual and institutional investors. Revenue is largely derived from the value and composition of assets under management, which includes U.S. and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenues and results of operations.

OPERATING RESULTS

	For the three months ended June 30, 2008	For the six months ended June 30, 2008
Premiums and deposits	$ 9,865	$ 18,514
Fee and other income		
Investment management fees	190	383
Service fees	56	113
Underwriting and distribution fees	18	38
Fee and other income	264	534
Net income	15	18
Premiums and deposits (US$)	$ 9,767	$ 18,416
Fee and other income		
Investment management fees (US$)	188	381
Service fees (US$)	55	112
Underwriting and distribution fees (US$)	17	37
Fee and other income (US$)	260	530
Net income (US$)	15	18

Premiums and deposits
Asset Management premiums and deposits includes deposits from gross sales of long term assets and net sales of prime money market assets.

In quarter
Premiums and deposits for the second quarter of 2008 were US$9,767 million.

Six months
Premiums and deposits for the six months ended June 30, 2008 were US$18,416 million.

Fee and other income

Revenue is derived primarily from investment management fees, transfer agency and other shareholder service fees and underwriting and distribution fees. Generally, fees are earned based on average assets under management, and may depend on financial markets, the relative performance of Putnam's investment products, the number of retail shareholder accounts or sales.

In quarter

Fee and other income for the second quarter of 2008 was US$260 million.

Six months

Fee and other income for the six months ended June 30, 2008 was US$530 million.

Net income

In quarter

Putnam contributed US$15 million net of financing expenses, in net income to the consolidated results of the Company for the second quarter of 2008. The increase in contribution compared to the first quarter of 2008 reflects lower financing charges.

Six months

Putnam contributed US$18 million net of financing expenses, in net income to the consolidated results of the Company for the six months ended June 30, 2008.

Assets under management

Assets under management US $ millions	For the three months ended June 30, 2008	For the six months ended June 30, 2008
Beginning assets	$ 168,354	$ 186,022
Sales [1]	7,633	15,957
Redemptions	(9,947)	(22,341)
Net asset flows	(2,314)	(6,384)
Impact of market/performance	(1,738)	(15,661)
Prime money market - net sales [1]	2,134	2,459
Ending assets	$ 166,436	$ 166,436
Average assets under management	$ 172,611	$ 173,717

(1) Includes dividends reinvested

Average assets under management for the six month period ended June 30, 2008 were US$174 billion, as follows: Mutual funds US$103 billion AUM and institutional accounts US$71 billion AUM.

The decrease in assets under management from December 31, 2007 to June 30, 2008 of US$20 billion is due to the negative impact of market/performance of US$16 billion and net redemptions of US$4 billion.

PRO-FORMA PUTNAM ASSETS UNDER MANAGEMENT

The Company's results include Putnam only from the August 3, 2007 date of acquisition. Accordingly, AUM for the three months and six months ended June 30, 2007 are presented here on a pro-forma basis to provide a more informative analysis of Putnam's assets under management.

Pro-forma assets under management US $ millions	**For the three months ended June 30**			**For the six months ended June 30**		
	2008	2007	% Change	**2008**	2007	% Change
Beginning assets	**$ 168,354**	$ 187,891	-10%	**$ 186,022**	$ 192,069	-3%
Sales [(1)]	**7,633**	7,496	2%	**15,957**	16,016	-
Redemptions	**(9,947)**	(11,308)	-12%	**(22,341)**	(23,175)	-4%
Net asset flows	**(2,314)**	(3,812)	-	**(6,384)**	(7,159)	-
Impact of market/performance	**(1,738)**	8,076	-	**(15,661)**	9,895	-
Prime money market - net sales [(1)]	**2,134**	675	-	**2,459**	(1,975)	-
Ending assets	**$ 166,436**	$ 192,830	-14%	**$ 166,436**	$ 192,830	-14%
Average assets under management	**$ 172,611**	$ 193,413	-11%	**$ 173,717**	$ 191,452	-9%

(1) Includes dividends reinvested

In quarter
Average assets under management for the quarter were US$173 billion, a decrease of US$21 billion from the same period of 2007. Assets under management were US$166 billion at June 30, 2008, compared with US$193 billion at June 30, 2007 and US$186 billion at December 31, 2007.

The decrease in assets under management from June 30, 2007 to June 30, 2008 of US$26 billion resulted primarily from the negative impact of market/performance and net redemptions.

Six months
Average assets under management for the six months ended June 30, 2008 were US$174 billion, a decrease of US$18 billion from the same period of 2007.

UNITED STATES CORPORATE

Net Income

In quarter
Net income for the second quarter was US$3 million compared to nil for the same period of 2007, primarily from an increase in capital gains on surplus assets and higher income tax benefits.

Six months
Net income for the six months ended June 30, 2008 was US$122 million compared to a charge of US$1 million for the same period of 2007. There were two non-recurring items that occurred in the first quarter. The first item is a gain of US$176 million in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of participating policies. The second item is a US$58 million after tax charge from the strengthening of policy reserves associated with the additional overhead Financial Services will bear related to the sale of the Healthcare business.

DISCONTINUED OPERATIONS ("HEALTHCARE")

On April 1, 2008 GWL&A completed the sale of its health care business, Great-West Healthcare. As part of the transaction, GWL&A received consideration of US$1.5 billion in gross proceeds, and approximately US$750 million, representing the amount of equity invested in the health care business, was made available for other purposes. The sale proceeds and the equity invested were applied to outstanding short term credit facilities and a term loan. (Refer to Liabilities section.)

As a result of the sale a gain of US$995 million (US$630 million after tax) was recorded in net income from discontinued operations on the Summary of Consolidated Operations. The gain is net of a charge of US$320 million (US$203 million after tax) as a result of costs associated with the sale.

In accordance with the CICA Handbook, the operating results and assets and liabilities of the health care business have been presented as discontinued operations in the financial statements of the Company. Net income from discontinued operations, excluding the gain on sale of Healthcare, was US$43 million. This reflects only the earnings from the first quarter of 2008, compared to US$97 million for the six months ended June 30, 2007.

EUROPE

Selected consolidated financial information - Europe

	For the three months ended June 30			For the six months ended June 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ 2,862**	$ 3,000	-5%	**$ 17,706**	$ 7,405	-
Sales - Insurance & Annuities	**1,065**	1,789	-40%	**2,269**	3,425	-34%
Fee and other income	**153**	169	-9%	**307**	331	-7%
Net income - common shareholders	**187**	153	22%	**362**	300	21%
Total assets				**$ 48,875**	$ 37,567	30%
Segregated funds net assets				**25,224**	26,942	-6%
Total assets under administration				**$ 74,099**	$ 64,509	15%

2008 DEVELOPMENTS

- Shareholder net income for the quarter was $187 million, an increase of $34 million from 2007 while net income for the six month period was $362 million, an increase of $62 million from 2007.
- Insurance & Annuities sales decreased by $724 million or 40% from the second quarter of 2007 and by $1,156 million compared to the six months ended June 30, 2007.

STANDARD LIFE TRANSACTION

On February 14, 2008, CLIRe, an indirect wholly-owned Irish reinsurance subsidiary of the Company, signed an agreement with Standard Life, a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities. The reinsurance transaction, at the date of signing, resulted in revenue premiums of $12.5 billion with corresponding increases in paid or credited to policyholders, policyholder liabilities and funds held by ceding issuers. The Standard Life transaction, while undertaken by the Company's Reinsurance division, affects the net income reported by both the Reinsurance division and the Insurance & Annuities division as a result of investment management and other services provided to CLIRe by U.K. based affiliates.

BUSINESS UNITS – EUROPE

The paragraphs below refer to currency movement, which reflects the strengthening of the Canadian dollar against the British pound and the US dollar partly offset by the strengthening of the euro against the Canadian dollar in 2008 compared to 2007. Net income was negatively impacted by $16 million compared to the second quarter of 2007 as a result of currency movement. On a constant currency basis, net income attributable to common shareholders increased 32% over 2007.

INSURANCE & ANNUITIES

OPERATING RESULTS

	For the three months ended June 30			For the six months ended June 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ 1,655**	$ 2,188	-24%	**$ 3,291**	$ 4,408	-25%
Sales	**1,065**	1,789	-40%	**2,269**	3,425	-34%
Fee and other income	**148**	166	-11%	**298**	327	-9%
Net income	**148**	124	19%	**290**	244	19%

Premiums and deposits

In quarter
Premiums and deposits decreased by $533 million compared to the second quarter of 2007. The decrease is driven by lower sales in the U.K., Isle of Man and Ireland, particularly in savings and pension products, and unfavourable currency movement.

Six months
Premiums and deposits decreased by $1,117 million or 25% compared to the six months ended June 30, 2007 for the same reasons as the in quarter period.

Sales

In quarter
Sales decreased by $724 million compared to the second quarter of 2007. The decrease is primarily due to lower sales in the U.K., Isle of Man and Ireland, particularly in savings and pension products, largely reflecting the continuing effect of financial market volatility, as well as unfavourable currency movement.

Six months
Sales decreased by $1,156 million compared to the six months ended June 30, 2007. The decrease is for the same reasons as the in quarter period.

Fee and other income

In quarter
Fee and other income decreased by $18 million compared to the second quarter of 2007. Fee income in Germany was higher in the second quarter of 2007 due to fees associated with a sales surge on products that generated higher related fees until the third quarter of 2007. Fee income in the U.K., Isle of Man and Ireland were lower due to lower business levels and equity market declines.

Six months
Fee and other income decreased by $29 million compared to the six months ended June 30, 2007. The reasons for the decrease in the six month period for Germany and Ireland are the same as for the in quarter period. Fee income in the U.K. and Isle of Man decreased in the period due to currency movement, partially offset by higher fees earned on higher assets under management earlier in the year.

Net income

In quarter
Net income attributable to common shareholders increased $24 million to $148 million for the in quarter period. The results were driven by experience gains, particularly in the U.K. group protection and payout annuity businesses and higher investment gains. The increase was partly offset by a lower sales contribution from the Ireland and U.K. wealth management businesses and unfavourable currency movement.

Also, the Company increased its actuarial credit provisions as a result of a deterioration in the credit environment. This includes recent downgrades in credit ratings assigned to financial guarantors that have provided guarantees in connection with certain investments held by the Company. The impact of this increase in provisions was more than offset by favourable investment trading experience.

Six months
Net income attributable to common shareholders increased $46 million to $290 million for the six month period. The increase in income is due to the same reasons as the in quarter period.

REINSURANCE

	For the three months ended June 30			For the six months ended June 30		
	2008	2007	% Change	**2008**	2007	% Change
Premiums and deposits	**$ 1,207**	$ 812	49%	**$ 14,415**	$ 2,997	-
Fee and other income	**5**	3	67%	**9**	4	-
Net income	**46**	33	39%	**81**	61	33%

Premiums and deposits

In quarter
Premiums and deposits for the Reinsurance business were $1,207 million, an increase of $395 million from the second quarter of 2007. The increase is due to new business and the commutation of certain structured life contracts in 2008, partially offset by unfavourable currency movement.

Six months
Premiums and deposits increased by $11,418 million from the six months ended June 30, 2007. The increase is primarily driven by assumed business from the Standard Life transaction, new business and commutation of structured life contracts in 2008 partly offset by unfavourable currency movement. The 2007 premium results also included the commutation of structured life contracts.

Fee and other income

In quarter
Fee and other income increased by $2 million compared to the second quarter of 2007. The increase reflects additional fees earned on reinsurance treaties partly offset by a decrease in fees earned in connection with certain reinsurance transactions with Lifeco subsidiary companies.

Six months
Fee and other income increased by $5 million for the six month period due to the same reasons as for the in quarter period.

Net income

In quarter
Net income was $46 million, an increase of $13 million from the second quarter of 2007. The increase reflects higher renewal profits, improved mortality and morbidity experience, higher investment gains, the contribution from the Standard Life transaction and higher commutation gains, offset by unfavourable lapse experience in life reinsurance, strengthening of reserves and unfavourable currency movement.

Six months
Net income for the six month period was $81 million, an increase of $20 million from the prior year. The increase in income is due to the same reasons as the in-quarter period.

EUROPE CORPORATE

The Corporate account includes financing charges, the impact of certain non-continuing items as well as the results for the non-core international businesses.

Net income

In quarter
Net income attributable to common shareholders for the quarter was a charge of $7 million, compared to a charge of $4 million in the second quarter of 2007. The decrease is due to a non-recurring charge in 2008.

Six months
Net income for the six month period was a charge of $9 million, compared to a charge of $5 million for the prior year. The decrease is for the same reason as the in-quarter period.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

In quarter
Corporate net income was a charge of $6 million in 2008 compared to a charge of $2 million in the same period of 2007, due mainly to the payment of withholding taxes in 2008.

Six months
Corporate net income was a charge of $13 million in 2008 compared to a charge of $2 million in 2007, due mainly to the payment of withholding taxes and foreign currency losses on the translation of corporate liabilities in 2008.

OTHER INFORMATION

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue[1]	Common Shareholders								
			Net income -			Net income - adjusted			Net income - adjusted continuing operations		
				per share			per share			per share	
			Total	Basic	Diluted	Total	Basic	Diluted	Total	Basic	Diluted
2008	**Second quarter**	**$ 5,382**	**$1,213**	**$1.356**	**$1.350**	**$564**	**$0.630**	**$0.627**	**$564**	**$0.630**	**$0.627**
	First quarter	17,999	654	0.732	0.728	536	0.600	0.597	493	0.552	0.549
2007	Fourth quarter	8,750	537	0.601	0.597	-	-	-	494	0.553	0.547
	Third quarter	6,199	461	0.516	0.513	558	0.625	0.621	508	0.569	0.565
	Second quarter	4,102	544	0.610	0.606	-	-	-	490	0.549	0.546
	First quarter	6,872	514	0.576	0.572	-	-	-	458	0.513	0.510
2006	Fourth quarter	7,973	491	0.550	0.547	-	-	-	441	0.494	0.491
	Third quarter	6,116	477	0.537	0.532	-	-	-	424	0.478	0.473

(1) Continuing operations
(2) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before certain non-recurring adjustments. Refer to "Non-GAAP Financial Measures" section of this report.

				per share	
			Total	basic	diluted
Adjustments to net income - common shareholders:					
2008	Second quarter	Gain realized from the sale of GWL&A health care business	$ 649	$ 0.726	$ 0.722
	First quarter	Gain realized in connection with the termination of a long standing assumption reinsurance agreement and reserve strengthening of GWL&A's continuing operations.	118	0.132	0.132
2007	Third quarter	After-tax provision for certain Canadian retirement plans.	(97)	(0.109)	(0.108)

SUMMARY OF QUARTERLY RESULTS

Lifeco's net income attributable to common shareholders was $1,213 million for the second quarter of 2008 compared to $544 million reported a year ago, an increase of $669 million. On a per share basis, this represents $1.356 per common share ($1.350 diluted) for the second quarter of 2008 compared to $0.610 per common share ($0.606 diluted) a year ago.

Total revenue for the second quarter of 2008 was $5,382 million and was comprised of premium income of $4,523 million, regular net investment income of $1,648 million, change in fair value of held for trading assets of $(1,593) million, and fee and other income of $806 million. Total revenue for the second quarter of 2007 was $4,102 million, comprised of premium income of $4,010 million, regular net investment income of $1,465 million, change in fair value of held for trading assets of $(1,927) million, and fee and other income of $554 million. The reduction in total revenue from the first quarter of 2008 is due to the Standard Life transaction.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During the second quarter of 2008, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Translation of foreign currency						
Period ended	**June 30 2008**	Mar. 31 2008	Dec. 31 2007	Sept. 30 2007	June 30 2007	Mar. 31 2007
United States dollar						
Balance sheet	**$1.02**	$1.03	$0.99	$1.00	$1.06	$1.15
Income and expenses	**$1.01**	$1.00	$0.98	$1.05	$1.10	$1.17
British pound						
Balance sheet	**$2.03**	$2.04	$1.96	$2.03	$2.13	$2.27
Income and expenses	**$1.99**	$1.99	$2.01	$2.11	$2.18	$2.29
Euro						
Balance sheet	**$1.60**	$1.62	$1.44	$1.42	$1.44	$1.54
Income and expenses	**$1.58**	$1.50	$1.42	$1.44	$1.48	$1.54

SEGREGATED AND MUTUAL FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS ("ASO CONTRACTS")

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds, mutual funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Segregated funds, mutual funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

Additional information relating to Lifeco, including Lifeco's most recent financial statements and CEO/CFO certification are available at www.sedar.com.

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Income				
Premium income (note 15)	**$ 4,523**	$ 4,010	**$ 21,313**	$ 9,352
Net investment income (note 4)				
Regular net investment income	**1,648**	1,465	**3,000**	2,859
Changes in fair value on held for trading assets	**(1,595)**	(1,927)	**(2,535)**	(2,344)
Total net investment income	**53**	(462)	**465**	515
Fee and other income	**806**	554	**1,603**	1,107
	5,382	4,102	**23,381**	10,974
Benefits and expenses				
Policyholder benefits	**4,434**	3,540	**8,123**	8,740
Policyholder dividends and experience refunds	**331**	305	**678**	470
Change in actuarial liabilities (note 15)	**(1,281)**	(1,295)	**10,967**	(1,319)
Total paid or credited to policyholders	**3,484**	2,550	**19,768**	7,891
Commissions	**330**	336	**652**	676
Operating expenses	**646**	428	**1,294**	885
Premium taxes	**42**	51	**94**	108
Financing charges (note 6)	**77**	53	**183**	104
Amortization of finite life intangible assets	**10**	6	**20**	14
Net income from continuing operations before income taxes	**793**	678	**1,370**	1,296
Income taxes - current	**220**	182	**340**	306
- future	**(32)**	(51)	**(43)**	(62)
Net income from continuing operations before non-controlling interests	**605**	547	**1,073**	1,052
Non-controlling interests (note 8)	**27**	43	**(130)**	76
Net income from continuing operations	**578**	504	**1,203**	976
Net income from discontinued operations (note 2)	**649**	54	**692**	110
Net income	**1,227**	558	**1,895**	1,086
Perpetual preferred share dividends	**14**	14	**28**	28
Net income - common shareholders	**$ 1,213**	$ 544	**$ 1,867**	$ 1,058
Earnings per common share (note 13)				
Basic	**$ 1.356**	$ 0.610	**$ 2.088**	$ 1.186
Diluted	**$ 1.350**	$ 0.606	**$ 2.078**	$ 1.177

GREAT-WEST LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	June 30, 2008	December 31, 2007	June 30, 2007
Assets			
Bonds (note 4)	**$ 64,611**	$ 65,069	$ 69,246
Mortgage loans (note 4)	**16,903**	15,869	15,172
Stocks (note 4)	**6,860**	6,543	5,866
Real estate (note 4)	**2,914**	2,547	2,207
Loans to policyholders	**6,618**	6,317	6,496
Cash and cash equivalents	**3,267**	3,650	4,109
Funds held by ceding insurers	**13,676**	1,512	1,720
Assets of operation held for sale (note 2)	**-**	697	747
Goodwill	**6,315**	6,295	5,383
Intangible assets	**3,985**	3,917	1,530
Other assets	**6,140**	5,972	4,580
Total assets	**$ 131,289**	$ 118,388	$ 117,056
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 100,462**	$ 87,681	$ 87,690
Provision for claims	**1,325**	1,315	1,154
Provision for policyholder dividends	**616**	600	562
Provision for experience rating refunds	**228**	310	185
Policyholder funds	**2,294**	2,160	2,148
	104,925	92,066	91,739
Debentures and other debt instruments (note 7)	**3,774**	5,241	3,014
Funds held under reinsurance contracts	**162**	164	1,944
Other liabilities	**5,505**	5,211	3,891
Liabilities of operations held for sale (note 2)	**-**	428	567
Repurchase agreements	**577**	344	957
Deferred net realized gains	**175**	179	176
	115,118	103,633	102,288
Preferred shares (note 9)	**794**	786	813
Capital trust securities and debentures	**640**	639	638
Non-controlling interests			
Participating account surplus in subsidiaries	**1,961**	2,103	2,021
Preferred shares issued by subsidiaries	**157**	157	209
Perpetual preferred shares issued by subsidiaries	**151**	152	153
Non-controlling interests in capital stock and surplus	**30**	10	-
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	**1,099**	1,099	1,099
Common shares	**4,718**	4,709	4,688
Accumulated surplus	**7,948**	6,599	6,093
Accumulated other comprehensive income	**(1,367)**	(1,533)	(977)
Contributed surplus	**40**	34	31
	12,438	10,908	10,934
Liabilities, share capital and surplus	**$ 131,289**	$ 118,388	$ 117,056

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the six months ended June 30	
	2008	2007
Accumulated surplus		
Balance, beginning of year	**$ 6,599**	$ 5,858
Change in accounting policy	**-**	(368)
Net income	**1,895**	1,086
Repatriation of Canada Life seed capital from participating policyholder account (note 8)	**5**	-
Dividends to shareholders		
Perpetual preferred shareholders	**(28)**	(28)
Common shareholders	**(523)**	(455)
Balance, end of period	**$ 7,948**	$ 6,093
Accumulated other comprehensive income, net of income taxes (note 14)		
Balance, beginning of year	**$ (1,533)**	$ (547)
Change in accounting policy	**-**	257
Other comprehensive income	**166**	(687)
Balance, end of period	**$ (1,367)**	$ (977)
Contributed surplus		
Balance, beginning of year	**$ 34**	$ 28
Stock option expense		
Current year expense (note 11)	**6**	3
Balance, end of period	**$ 40**	$ 31

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*

(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	2008	2007
Net income	$ 1,227	$ 558	$ 1,895	$ 1,086
Other comprehensive income (loss), net of income taxes				
Unrealized foreign exchange gains (losses) on translation of foreign operations	(94)	(513)	362	(588)
Unrealized gains (losses) on available for sale assets	(108)	(83)	(157)	(98)
Reclassification of realized (gains) losses on available for sale assets	(18)	(2)	(28)	(23)
Unrealized gains (losses) on cash flow hedges	36	(38)	(10)	(38)
Non-controlling interests	7	60	(1)	60
	(177)	(576)	166	(687)
Comprehensive income	$ 1,050	$ (18)	$ 2,061	$ 399

Income tax (expense) benefit included in other comprehensive income

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	2008	2007
Unrealized foreign exchange gains (losses) on translation of foreign operations	$ -	$ -	$ -	$ -
Unrealized gains (losses) on available for sale assets	34	22	56	26
Reclassification of realized (gains) losses on available for sale assets	6	5	9	12
Unrealized gains (losses) on cash flow hedges	(19)	21	6	21
Non-controlling interests	(2)	(4)	-	(4)
	$ 19	$ 44	$ 71	$ 55

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Operations				
Net income	**$ 1,227**	$ 558	**$ 1,895**	$ 1,086
Adjustments:				
Change in policy liabilities	**(1,218)**	(1,496)	**(1,468)**	(1,548)
Change in funds held by ceding insurers	**519**	153	**501**	441
Change in funds held under reinsurance contracts	**(5)**	24	**(6)**	50
Change in current income taxes payable	**460**	14	**289**	(30)
Future income tax expense	**(32)**	(51)	**(43)**	(62)
Gain on disposal of business, after tax (note 2)	**(649)**	-	**(649)**	-
Changes in fair value of financial instruments	**1,592**	1,918	**2,543**	2,333
Other	**(970)**	154	**(1,355)**	(818)
Cash flows from operations	**924**	1,274	**1,707**	1,452
Financing Activities				
Issue of common shares	**4**	1	**9**	12
Partial repayment of five year term facility in subsidiary	**(198)**	-	**(198)**	-
Issue of subordinated debentures in subsidiary	**500**	1,000	**500**	1,000
Issue of short term commercial paper	**-**	124	**-**	124
Repayments of credit facility	**(1,651)**	-	**(1,886)**	-
Increase in (repayment of) line of credit in subsidiary	**(10)**	-	**70**	-
Increase in (repayment of) debentures and other debt instruments	**5**	(18)	**3**	(27)
Dividends paid	**(276)**	(242)	**(551)**	(483)
	(1,626)	865	**(2,053)**	626
Investment Activities				
Bond sales and maturities	**4,164**	5,287	**8,808**	11,819
Mortgage loan repayments	**541**	502	**917**	971
Stock sales	**609**	424	**998**	777
Real estate sales	**98**	15	**198**	34
Change in loans to policyholders	**(137)**	(126)	**(174)**	(160)
Change in repurchase agreements	**(94)**	160	**275**	(267)
Disposal of business (note 2)	**1,344**	-	**1,344**	-
Investment in bonds	**(3,628)**	(5,362)	**(8,970)**	(11,305)
Investment in mortgage loans	**(1,125)**	(690)	**(1,837)**	(1,284)
Investment in stocks	**(915)**	(664)	**(1,363)**	(1,236)
Investment in real estate	**(300)**	(83)	**(400)**	(196)
	557	(537)	**(204)**	(847)
Effect of changes in exchange rates on cash and cash equivalents	**(27)**	(166)	**141**	(182)
Increase (decrease) in cash and cash equivalents	**(172)**	1,436	**(409)**	1,049
Cash and cash equivalents from continuing and discontinued operations, beginning of period	**3,439**	2,696	**3,676**	3,083
Cash and cash equivalents from discontinued operations, end of period	**-**	(23)	**-**	(23)
Cash and cash equivalents, end of period	**$ 3,267**	$ 4,109	**$ 3,267**	$ 4,109

Notes to Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at June 30, 2008 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2007 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2007.

(a) Changes in Accounting Policy

Capital Disclosures

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and did not impact the financial results of the Company.

Financial Instrument Disclosure and Presentation

Effective January 1, 2008, the Company adopted the CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement* during 2007.

(b) Comparative Figures

Certain of the 2007 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Disposals

On April 1, 2008, Lifeco announced that Great-West Life & Annuity Insurance Company (GWL&A) has completed the sale of its health care business, Great-West Healthcare. As part of the transaction GWL&A has received U.S. $1.5 billion in gross proceeds, and approximately U.S. $750 million representing the amount of equity invested in the health care business was made available for other purposes. The sale proceeds and the equity invested were applied to outstanding short term credit facilities and a term loan (refer to note 7).

As a result of the sale a net gain of $1,025 ($649 after tax) was recorded in net income from discontinued operations on the Summary of Consolidated Operations. The gain is net of a charge of $329 ($208 after tax) as a result of costs associated with the sale. In accordance with CICA Handbook Section 3475, *Disposal of Long-lived Assets and Discontinued Operations* the operating results and assets and liabilities of the health care business have been presented as discontinued operations in the financial statements of the Company.

After tax net income of the health care business presented as discontinued operations on the Summary of Consolidated Operations is comprised of the following:

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Income				
Premium income	**$ (40)**	$ 256	**$ 184**	$ 527
Net investment income	**-**	18	**11**	43
Fee and other income	**-**	195	**164**	406
	(40)	469	**359**	976
Gain on sale	**1,025**	-	**1,025**	-
	985	469	**1,384**	976
Benefits and expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**(40)**	214	**151**	457
Other	**-**	178	**145**	361
Net income from discontinued operations before income taxes	**1,025**	77	**1,088**	158
Income taxes	**376**	23	**396**	48
Net income from discontinued operations	**$ 649**	$ 54	**$ 692**	$ 110

As a result of the sale of its health care business, GWL&A recognized a charge of $58 after-tax relating to the strengthening of reserves in its continuing operations.

On the Consolidated Balance Sheets assets and liabilities of operations held for sale are comprised of the following:

	December 31, 2007	June 30, 2007
Assets		
Bonds	$ 241	$ 210
Cash and cash equivalents	26	23
Goodwill	47	56
Intangible assets	11	11
Other assets	372	447
Assets of operations held for sale	$ 697	$ 747
Liabilities		
Policy liabilities	$ 248	$ 302
Other liabilities	180	247
Repurchase agreements	-	18
Liabilities of operations held for sale	$ 428	$ 567

As of April 1, 2008 all of the assets and liabilities of operations held for sale have been sold.

3. Restructuring Costs

Following the acquisition of Putnam Investments, LLC (Putnam) on August 3, 2007, the Company developed a plan to restructure and exit certain operations of Putnam. The Company expects the restructuring to be substantially complete by the end of 2009. Costs of $184 (U.S. $175) are expected to be incurred as a result by the U.S. operating segment and consist primarily of restructuring and exit activities involving operations and systems, compensation and facilities costs. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Summary of Consolidated Operations. The costs include approximately $154 (U.S $146) that was recognized as part of the purchase equation of Putnam and costs of approximately $30 (U.S. $29) will be charged to income as incurred.

The following details the amount and status of restructuring program costs:

	Expected total costs	Amounts utilized - 2007	Amounts utilized - 2008	Changes in foreign exchange rates	Balance June 30, 2008
Compensation costs	$ 133	$ (27)	$ (32)	$ (6)	$ 68
Exiting and consolidating operations	22	(6)	-	-	16
Eliminating duplicate systems	29	(1)	-	-	28
	$ 184	$ (34)	$ (32)	$ (6)	$ 112
Accrued on acquisition	$ 154	$ (34)	$ (32)	$ (6)	$ 82
Expense as incurred	30	-	-	-	30
	$ 184	$ (34)	$ (32)	$ (6)	$ 112

4. Portfolio Investments

(a) Carrying values of portfolio investments are as follows:

June 30, 2008

	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,746	$ 16,252	$ 376	$ 1,696	$ 1,748	$ -	$ -	$ 20,070
- corporate	2,367	34,019	1,158	6,997	6,976	-	-	44,541
	4,113	50,271	1,534	8,693	8,724	-	-	64,611
Mortgage loans								
- residential	-	-	-	6,989	7,030	-	-	6,989
- non-residential	-	-	-	9,914	9,686	-	-	9,914
	-	-	-	16,903	16,716	-	-	16,903
Stocks	1,395	5,139	-	-	-	326	389	6,860
Real estate	-	-	-	-	-	2,914	3,117	2,914
	$ 5,508	$ 55,410	$ 1,534	$ 25,596	$ 25,440	$ 3,240	$ 3,506	$ 91,288

December 31, 2007

	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,541	$ 16,554	$ 635	$ 1,775	$ 1,877	$ -	$ -	$ 20,505
- corporate	2,504	34,030	1,005	7,025	7,130	-	-	44,564
	4,045	50,584	1,640	8,800	9,007	-	-	65,069
Mortgage loans								
- residential	-	-	-	7,121	7,127	-	-	7,121
- non-residential	-	-	-	8,748	8,879	-	-	8,748
	-	-	-	15,869	16,006	-	-	15,869
Stocks	1,432	4,791	-	-	-	320	461	6,543
Real estate	-	-	-	-	-	2,547	2,844	2,547
	$ 5,477	$ 55,375	$ 1,640	$ 24,669	$ 25,013	$ 2,867	$ 3,305	$ 90,028

	June 30, 2007							
	Carrying Value & Market Value			Amortized Cost				Total
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Carrying Value Loans and receivables	Market Value Loans and receivables	Carrying Value Non-financial instruments	Market Value Non-financial instruments	Carrying value
Bonds								
- government	$ 1,751	$ 18,769	$ 908	$ 1,977	$ 2,134	$ -	$ -	$ 23,405
- corporate	3,196	34,638	684	7,323	7,227	-	-	45,841
	4,947	53,407	1,592	9,300	9,361	-	-	69,246
Mortgage loans								
- residential	-	-	-	7,230	7,385	-	-	7,230
- non-residential	-	-	-	7,942	7,735	-	-	7,942
	-	-	-	15,172	15,120	-	-	15,172
Stocks	844	4,709	-	-	-	313	476	5,866
Real estate	-	-	-	-	-	2,207	2,710	2,207
	$ 5,791	$ 58,116	$ 1,592	$ 24,472	$ 24,481	$ 2,520	$ 3,186	$ 92,491

[1] Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Included in portfolio investments are the following:

(i) Non-performing loans:

	June 30, 2008	December 31, 2007	June 30, 2007
Bonds	**$ 47**	$ 33	$ 66
Mortgage loans	**7**	9	12
	$ 54	$ 42	$ 78

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when they are deemed to have an other than temporary impairment as a result of:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) the Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value. For non-performing available for sale loans, recorded at fair value, the accumulated loss recorded in accumulated other comprehensive income is reclassified to net investment income. Once an impairment loss on an available for sale asset is recorded to income it is not reversed.

(ii) Changes in the allowance for credit losses are as follows:

	For the six months ended June 30, 2008			For the six months ended June 30, 2007		
	Bonds	Mortgage Loans	Total	Bonds	Mortgage Loans	Total
Balance, beginning of year	$ 34	$ 19	$ 53	$ 44	$ 30	$ 74
Net provision (recoveries) for credit losses - in year	-	(2)	(2)	(1)	(4)	(5)
Write-offs, net of recoveries	(6)	2	(4)	-	(2)	(2)
Other (including foreign exchange rate changes)	1	-	1	(4)	(3)	(7)
Balance, end of period	$ 29	$ 19	$ 48	$ 39	$ 21	$ 60

(c) Net investment income is comprised of the following:

For the three months ended June 30, 2008	**Bonds**	**Mortgage loans**	**Stocks**	**Real estate**	**Other**	**Total**
Regular net investment income:						
Investment income earned	$ 1,097	$ 236	$ 73	$ 42	$ 159	$ 1,607
Net realized gains (losses) *(available for sale)*	32	-	(1)	-	-	31
Net realized gains (losses) *(other classifications)*	9	5	1	-	-	15
Amortization of net realized/unrealized gains (non-financial instruments)	-	-	-	9	-	9
Net recovery of credit losses	2	-	-	-	-	2
Other income and expenses	-	-	-	-	(16)	(16)
	1,140	241	73	51	143	1,648
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(20)	-	-	-	-	(20)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(1,882)	-	169	-	138	(1,575)
	(1,902)	-	169	-	138	(1,595)
Net investment income	$ (762)	$ 241	$ 242	$ 51	$ 281	$ 53

GREAT-WEST
LIFECO INC.

For the three months ended June 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 948	$ 223	$ 45	$ 26	$ 191	$ 1,433
Net realized gains (losses) *(available for sale)*	7	-	-	-	-	7
Net realized gains (losses) *(other classifications)*	11	9	-	-	-	20
Recovery of credit losses	1	4	-	-	-	5
Amortization of deferred net realized gains	-	-	-	18	-	18
Other income and expenses	-	-	-	-	(18)	(18)
	967	236	45	44	173	1,465
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(18)	-	-	-	-	(18)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(1,962)	-	133	-	(80)	(1,909)
	(1,980)	-	133	-	(80)	(1,927)
Net investment income	$ (1,013)	$ 236	$ 178	$ 44	$ 93	$ (462)

For the six months ended June 30, 2008	**Bonds**	**Mortgage loans**	**Stocks**	**Real estate**	**Other**	**Total**
Regular net investment income:						
Investment income earned	**$ 1,987**	**$ 464**	**$ 118**	**$ 77**	**$ 287**	**$ 2,933**
Net realized gains (losses) *(available for sale)*	**45**	**-**	**(1)**	**-**	**-**	**44**
Net realized gains (losses) *(other classifications)*	**15**	**11**	**6**	**-**	**-**	**32**
Amortization of net realized/unrealized gains (non-financial instruments)	**-**	**-**	**-**	**20**	**-**	**20**
Net recovery of credit losses	**2**	**-**	**-**	**-**	**-**	**2**
Other income and expenses	**-**	**-**	**-**	**-**	**(31)**	**(31)**
	2,049	**475**	**123**	**97**	**256**	**3,000**
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	**1**	**-**	**-**	**-**	**-**	**1**
Net realized/ unrealized gains (losses) *(designated held for trading)*	**(2,565)**	**-**	**(73)**	**-**	**102**	**(2,536)**
	(2,564)	**-**	**(73)**	**-**	**102**	**(2,535)**
Net investment income	**$ (515)**	**$ 475**	**$ 50**	**$ 97**	**$ 358**	**$ 465**

For the six months ended June 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 1,879	$ 447	$ 88	$ 61	$ 315	$ 2,790
Net realized gains (losses) *(available for sale)*	32	-	3	-	-	35
Net realized gains (losses) *(other classifications)*	13	15	-	-	-	28
Recovery of credit losses	1	4	-	-	-	5
Amortization of deferred net realized gains	-	-	-	37	-	37
Other income and expenses	-	-	-	-	(36)	(36)
	1,925	466	91	98	279	2,859
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(21)	-	-	-	-	(21)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(2,443)	-	212	-	(92)	(2,323)
	(2,464)	-	212	-	(92)	(2,344)
Net investment income	$ (539)	$ 466	$ 303	$ 98	$ 187	$ 515

Investment income earned is comprised of income from investments that are classified or designated as held for trading, classified as available for sale and classified as loans and receivables.

5. Financial Instrument Risk Management

The Company has policies relating to the identification, measurement, monitoring, mitigating, and controlling of risks associated with financial instruments. The key risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). The following sections describe how the Company manages each of these risks.

(a) Credit Risk

Credit risk is the risk of financial loss resulting from the failure of debtors making payments when due. The following policies and procedures are in place to manage this risk:

- Investment guidelines are in place that require only the purchase of investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company.
- Investment guidelines specify minimum and maximum limits for each asset class. Credit ratings are determined by recognized external credit rating agencies and/or internal credit review.
- Investment guidelines also specify collateral requirements.
- Portfolios are monitored continuously, and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors.
- Credit risk associated with derivative instruments is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.

- The Company is exposed to credit risk relating to premiums due from policyholders during the grace period specified by the insurance policy or until the policy is paid up or terminated. Commissions paid to agents and brokers are netted against amounts receivable, if any.
- Reinsurance is placed with counterparties that have a good credit rating and concentration of credit risk is managed by following policy guidelines set each year by the Board of Directors. Management continuously monitors and performs an assessment of creditworthiness of reinsurers.

(i) Maximum Exposure to Credit Risk

The following table summarizes the Company's maximum exposure to credit risk related to financial instruments. The maximum credit exposure is the carrying value of the asset net of any allowances for losses.

	June 30, 2008
Cash and cash equivalents	$ 3,267
Bonds	
Held for trading	51,805
Available for sale	4,113
Amortized cost	8,693
Mortgage loans	16,903
Loans to policyholders	6,618
Other financial assets	16,941
Derivative assets	871
Total balance sheet maximum credit exposure	$ 109,211

Credit risk is also mitigated by entering into collateral agreements. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters. Management monitors the value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

(ii) Concentration of Credit Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics in that they operate in the same geographic region or in similar industries. The characteristics are similar in that changes in economic or political environments may impact their ability to meet obligations as they come due.

The following table provides details of the carrying value of bonds by industry sector and geographic distribution:

	June 30, 2008
Bonds issued or guaranteed by:	
Canadian federal government	$ 1,503
Canadian provincial and municipal governments	4,567
U.S. Treasury and other U.S. agencies	2,778
Other foreign governments	6,387
Government related	2,473
Sovereign	2,001
Asset-backed securities	7,906
Residential mortgage backed securities	3,180
Banks	5,779
Other financial institutions	5,337
Basic Materials	172
Industrial products/services & technology	1,438
Utilities & communication	7,853
Consumer products	3,985
Natural resources	2,181
Real estate	1,694
Transportation & media	2,417
Miscellaneous	1,183
Total corporate	62,834
Short term bonds	1,777
	$ 64,611
Canada	$ 24,410
United States	15,927
Europe/Reinsurance	24,274
	$ 64,611

The following table provides details of the carrying value of mor tgage loans by geographic location:

	June 30, 2008			
	Single family residential	Multi-family residential	Commercial	Total
Canada	$ 1,823	$ 4,634	$ 5,880	$ 12,337
United States	-	502	1,211	1,713
Europe/Reinsurance	-	30	2,823	2,853
Total mortgages	$ 1,823	$ 5,166	$ 9,914	$ 16,903

(iii) Asset Quality

Bond Portfolio Quality

	June 30, 2008
AAA	$ 24,888
AA	12,024
A	17,676
BBB	7,749
BB and lower	497
	62,834
Short term bonds	1,777
Total bonds	$ 64,611

Derivative Portfolio Quality

	June 30, 2008
Over-the-counter contracts (counterparty ratings):	
AA	$ 564
A	307
Total	$ 871

Derivative instruments are either exchange traded or over-the-counter contracts negotiated between counterparties. At June 30, 2008, the Company held assets of $7 pledg ed as collateral for derivative contracts. The assets pledged consist of cash, cash equivalents and short-term securities.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Company closely manages operating liquidity through cash flow matching of assets and liabilities.
- Management monitors the use of line of credit on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.
- Management closely monitors the solvency and capital positions of its principal subsidiaries opposite liquidity requirements at the holding company. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

In the normal course of business the Company enters into contracts that give rise to commitments of future minimum payments that impact short-term and long-term liquidity. The following table summarizes the principal repayment schedule of certain of the Company's financial liabilities.

	Payments due by period						
	Total	1 year	2 years	3 years	4 years	5 years	over 5 years
Debentures and other debt instruments	$ 3,772	$ 174	$ 1	$ 1	$ 1	$ 511	$ 3,084
Preferred share liabilities	756	-	-	-	-	557	199
Capital trust debentures (1)	800	-	-	-	-	-	800
	$ 5,328	$ 174	$ 1	$ 1	$ 1	$ 1,068	$ 4,083

(1) Payments due have not been reduced to reflect the Company held capital trust securities of $175 principal amount ($187 carrying value).

(c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors. Market factors include three types of risks: currency risk, interest rate risk and equity risk.

(i) Currency Risk

Currency risk relates to the Company operating in different currencies and converting non-Canadian earnings at different points in time at different foreign exchange levels when adverse changes in foreign currency exchange rates occur. The following policies and procedures are in place to mitigate the Company's exposure to currency risk.

- The Company uses financial measures such as constant currency calculations to monitor the effect of currency translation fluctuations.
- Investments are normally made in the same currency as the liabilities supported by those investments.

- Foreign currency assets acquired to back liabilities are normally converted back to the currency of the liability using foreign exchange contracts.
- A 10% increase in foreign currency rates would be expected to have minimal impact on non-participating actuarial liabilities. A 10% decrease in foreign currency rates would be expected to have minimal impact on non-participating actuarial liabilities.

(ii) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability. The following policies and procedures are in place to mitigate the Company's exposure to interest rate risk.

- The Company utilizes a formal process for managing the matching of assets and liabilities. This involves grouping general fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment.
- Interest rate risk is managed by investing in assets that are suitable for the products sold.
- For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities.
- For products with less predictable timing of benefit payments, investments are made in fixed income assets with cash flows of a shorter duration than the anticipated timing of benefit payments, or equities as described below.
- The risk associated with the mismatch in portfolio duration and cash flow , asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method (CALM) to determine actuarial liabilities. Cash flows from assets are reduced to provide for potential asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to assess reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will impact the projected cash flows.

- The effect of an immediate and permanent 1% increase in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $69.
- The effect of an immediate and permanent 1% decrease in interest rates at each future duration would be to decrease the present value of these net projected cash flows by approximately $88.

(iii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. To mitigate price risk, the Company has investment policy guidelines in place that provide for prudent investment in equity markets within clearly defined limits.

Some policy liabilities are supported by equities, for example segregated fund products and products with long-tail liabilities. Generally these liabilities will fluctuate in line with equity market values. There will be additional impacts on these liabilities as equity market values fluctuate. A 10% increase in equity markets would be expected to additionally decrease non-participating actuarial liabilities by approximately $58. A 10% decrease in equity markets would be expected to additionally increase non-participating actuarial liabilities by approximately $59.

6. Financing Charges

Financing charges consist of the following:

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Interest on long-term debentures and other debt instruments	**$ 51**	$ 32	**$ 126**	$ 62
Preferred share dividends	**9**	9	**18**	18
Unrealized gains on preferred shares classified as held for trading	**(3)**	(12)	**8**	(14)
Subordinated debenture issue costs	**5**	13	**5**	13
Other	**5**	1	**7**	6
Interest on capital trust debentures	**12**	12	**24**	24
Distributions on capital trust securities held by consolidated group as temporary investments	**(2)**	(2)	**(5)**	(5)
Total	**$ 77**	$ 53	**$ 183**	$ 104

7. Debentures and Other Debt Instruments

On June 26, 2008, the Company issued $500 of 7.127% Subordinated Debentures through its wholly-owned subsidiary Great-West Lifeco Finance (Delaware) LP II. The subordinated debentures are due June 26, 2068 and bear an interest rate of 7.127% until June 26, 2018. After June 26, 2018, the subordinated debentures will bear an interest rate of the Canadian 90-day bankers' acceptance rate plus 3.78%. Subject to a Replacement Capital Covenant, the subordinated debentures may be redeemed by the Company at the principal amount plus any unpaid and accrued interest after June 26, 2018.

On March 19, 2008, the Company repaid $235 on its one year credit facility with a Canadian chartered bank. On April 18, 2008 the Company repaid $730 Canadian and U.S. $345 on this facility and on June 26, 2008, the Company repaid the remaining $268 Canadian and U.S. $302 on this facility. The balance outstanding on this credit facility at December 31, 2007 was $1,873 ($1,233 Canadian and U.S. $647), and at June 30, 2008 the credit facility had been fully repaid.

During the second quarter of 2008, Putnam Acquisition Financing LLC also repaid U.S. $196 of the U.S. $500 five year term facility.

On January 24, 2008, a subsidiary of Putnam LLC executed a demand promissory note in the amount of U.S. $150 with a Canadian Chartered Bank. On January 24, 2008, Putnam LLC drew U.S. $150 on the note. On March 26, 2008, a subsidiary of Putnam LLC executed a U.S. $200 revolving credit facility with a Canadian Chartered Bank and used proceeds from the facility to repay the U.S. $150 demand promissory note. There was U.S. $70 outstanding under the facility at June 30, 2008.

8. Non-Controlling Interests

On demutualization, $50 of seed capital was transferred from the shareholder account to the participating policyholder account of The Canada Life Assurance Company (Canada Life). In accordance with the Conversion Proposal of Canada Life, the seed capital amount, together with a reasonable rate of return, may be transferred back to the shareholder account if the seed capital is no longer required to support the new participating policies.

During the second quarter of 2008, $5 of seed capital related to the Canadian open block of the participating policyholder account, together with accrued interest of $3 after tax, was transferred from the participating policyholder account to the shareholder account. The repatriation (exclusive of interest) resulted in an increase in shareholder surplus of $5 and a decrease in participating policyholder surplus of $5. $28 of seed capital has been repaid to date.

During the first quarter of 2008, non-controlling interests decreased by approximately $176 in connection with the termination of a long-standing assumption reinsurance agreement under which GWL&A had reinsured a block of U.S. participating policies.

9. Share Capital

(a) Preferred Shares

The Company has designated outstanding Preferred Shares Series D and Series E as held for trading on the Consolidated Balance Sheets with changes in fair value reported in the Summary of Consolidated Operations. During the six months ended June 30, 2008 the Company recognized unrealized gains (losses) of $1 for Series D and $(9) for Series E (for the six months ended June 30, 2007, $9 for Series D and $5 for Series E). The redemption price at maturity is $25 per share plus accrued dividends.

(b) Common Shares

Issued and outstanding

	June 30, 2008		December 31, 2007		June 30, 2007	
	Number	**Carrying Value**	Number	Carrying Value	Number	Carrying Value
Common shares:						
Balance, beginning of year	**893,761,639**	**$ 4,709**	891,151,789	$ 4,676	891,151,789	$ 4,676
Issued under Stock Option Plan	**659,660**	**9**	2,609,850	33	1,082,557	12
Balance, end of period	**894,421,299**	**$ 4,718**	893,761,639	$ 4,709	892,234,346	$ 4,688

10. Capital Management

At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR).

For Canadian regulatory reporting purposes, capital is defined by OSFI in its MCCSR guideline. The following table provides the MCCSR information and ratios for The Great-West Life Assurance Company (Great-West Life):

GREAT-WEST LIFECO INC.

	June 30, 2008	December 31, 2007	June 30, 2007
Capital Available:			
Tier 1 Capital			
Common shares	**$ 6,116**	$ 6,116	$ 6,116
Shareholder surplus	**5,211**	4,672	4,319
Qualifying non-controlling interests	**151**	152	153
Innovative instruments	**636**	636	633
Other Tier 1 Capital Elements	**1,597**	1,337	1,541
Gross Tier 1 Capital	**13,711**	12,913	12,762
Deductions from Tier 1:			
Goodwill & intangible assets in excess of limit	**5,702**	5,724	5,710
Other deductions	**1,321**	1,219	1,237
Net Tier 1 Capital	**6,688**	5,970	5,815
Tier 2 Capital			
Tier 2A	**310**	456	561
Tier 2B allowed	**501**	502	502
Tier 2C	**1,285**	1,262	1,226
Tier 2 Capital Allowed	**2,096**	2,220	2,289
Total Tier 1 and Tier 2 Capital	**8,784**	8,190	8,104
Less: Deductions/Adjustments	**120**	101	205
Total Available Capital	**$ 8,664**	$ 8,089	$ 7,899
Capital Required:			
Assets Default & market risk	**$ 1,549**	$ 1,457	$ 1,328
Insurance Risks	**1,707**	1,675	1,702
Interest Rate Risks	**1,008**	888	872
Other	**(38)**	(76)	(115)
Total Capital Required	**$ 4,226**	$ 3,944	$ 3,787
MCCSR ratios:			
Tier 1	**158%**	151%	154%
Total	**205%**	205%	209%

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. At the end of 2007 the risk-based capital (RBC) ratio for GWL&A was 594%, well in excess of that required by NAIC.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

The Company has also established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors reviews and approves all capital transactions undertaken by management.

11. Stock Based Compensation

3,115,000 options were granted under the Company's stock option plan during the second quarter of 2008 and 110,000 options were granted during the first quarter of 2008 (1,749,000 options were granted during the first quarter of 2007, and no options were granted during the second quarter of 2007). The weighted fair value of options granted during the six months ended June 30, 2008 were $3.27 per option ($7.49 per option during the six months ended June 30, 2007). Compensation expense of $6 after-tax has been recognized in the Summary of Consolidated Operations for the six months ended June 30, 2008 ($3 after-tax for the six months ended June 30, 2007).

12. Pension Plans and Other Post-Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	**2008**	2007
Pension benefits	**$ 21**	$ 12	**$ 34**	$ 24
Other benefits	**4**	5	**7**	10
Total	**$ 25**	$ 17	**$ 41**	$ 34

13. Earning per Common Share

The following table provides the reconcili ation between ba sic and diluted eamings per common share:

	For the three months ended June 30		For the six months ended June 30	
	2008	2007	2008	2007
(a) Earnings				
Net income from continuing operations	$ 578	$ 504	$ 1,203	$ 976
Net income from discontinued operations	649	54	692	110
Net income	$ 1,227	$ 558	$ 1,895	$ 1,086
Perpetual preferred share dividends	14	14	28	28
Net income - common shareholders	$ 1,213	$ 544	$ 1,867	$ 1,058
(b) Number of common shares				
Average number of common shares outstanding	894,282,925	892,170,991	894,072,570	891,871,142
Add:				
- Potential exercise of outstanding stock options	4,279,498	6,612,015	4,458,404	6,818,203
Average number of common shares outstanding - diluted basis	898,562,423	898,783,006	898,530,974	898,689,345
Basic earnings per common share				
From continuing operations	$ 0.630	$ 0.549	$ 1.314	$ 1.063
From discontinued operations	0.726	0.061	0.774	0.123
	$ 1.356	$ 0.610	$ 2.088	$ 1.186
Diluted earnings per common share				
From continuing operations	$ 0.627	$ 0.546	$ 1.308	$ 1.055
From discontinued operations	0.723	0.060	0.770	0.122
	$ 1.350	$ 0.606	$ 2.078	$ 1.177

14. Accumulated Other Comprehensive Income

For the six months ended June 30, 2008

	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (1,801)	$ 174	$ 13	$ (1,614)	$ (81)	$ (1,533)
Other comprehensive income	362	(250)	(16)	96	1	95
Income tax	-	65	6	71	-	71
	362	(185)	(10)	167	1	166
Balance, end of period	$ (1,439)	$ (11)	$ 3	$ (1,447)	$ (80)	$ (1,367)

For the six months ended June 30, 2007

	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (591)	$ -	$ -	$ (591)	$ (44)	$ (547)
Opening transition adjustment	-	379	-	379	19	360
Income tax	-	(108)	-	(108)	(5)	(103)
	-	271	-	271	14	257
Other comprehensive income	(588)	(159)	(59)	(806)	(64)	(742)
Income tax	-	38	21	59	4	55
	(588)	(121)	(38)	(747)	(60)	(687)
Balance, end of period	$ (1,179)	$ 150	$ (38)	$ (1,067)	$ (90)	$ (977)

15. Reinsurance Transaction

On February 14, 2008, the Company's indirect wholly-owned Irish reinsurance subsidiary, Canada Life International Re Limited, signed an agreement with Standard Life Assurance Limited, a U.K. based provider of life, pension and investment products, to assume by way of indemnity reinsurance, a large block of U.K. payout annuities. The reinsurance transaction increased premium income, paid or credited to policyholders, funds held by ceding insurers and policy liabilities by $12.5 billion.

16. Segmented Information
Consolidated Operations
For the three months ended June 30, 2008

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 2,072	$ 473	$ 1,978	$ -	$ 4,523
Net investment income					
Regular net investment income	640	330	676	2	1,648
Changes in fair value on held for trading assets	(80)	(387)	(1,128)	-	(1,595)
Total net investment income	560	(57)	(452)	2	53
Fee and other income	277	376	153	-	806
Total income	2,909	792	1,679	2	5,382
Benefits and expenses:					
Paid or credited to policyholders	1,916	276	1,292	-	3,484
Other	579	366	143	7	1,095
Amortization of finite life intangible assets	3	6	1	-	10
Net operating income before income taxes	411	144	243	(5)	793
Income taxes	101	36	50	1	188
Net income before non-controlling interests	310	108	193	(6)	605
Non-controlling interests	25	-	2	-	27
Net income from continuing operations	285	108	191	(6)	578
Net income from discontinued operations	-	649	-	-	649
Net income	285	757	191	(6)	1,227
Perpetual preferred share dividends	10	-	4	-	14
Net income - common shareholders	$ 275	$ 757	$ 187	$ (6)	$ 1,213

GREAT-WEST
LIFECO INC.

For the three months ended June 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,888	$ 417	$ 1,705	$ -	$ 4,010
Net investment income					
Regular net investment income	621	337	496	11	1,465
Changes in fair value on held for trading assets	(643)	(225)	(1,059)	-	(1,927)
Total net investment income	(22)	112	(563)	11	(462)
Fee and other income	254	131	169	-	554
Total income	2,120	660	1,311	11	4,102
Benefits and expenses:					
Paid or credited to policyholders	1,222	395	933	-	2,550
Other	519	142	192	15	868
Amortization of finite life intangible assets	3	2	1	-	6
Net operating income before income taxes	376	121	185	(4)	678
Income taxes	75	37	21	(2)	131
Net income before non-controlling interests	301	84	164	(2)	547
Non-controlling interests	34	2	7	-	43
Net income from continuing operations	267	82	157	(2)	504
Net income from discontinued operations	-	54	-	-	54
Net income	267	136	157	(2)	558
Perpetual preferred share dividends	10	-	4	-	14
Net income - common shareholders	$ 257	$ 136	$ 153	$ (2)	$ 544

GREAT-WEST LIFECO INC.

For the six months ended June 30, 2008

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 4,049	$ 1,326	$ 15,938	$ -	$ 21,313
Net investment income					
Regular net investment income	1,264	646	1,095	(5)	3,000
Changes in fair value on held for trading assets	(168)	(607)	(1,760)	-	(2,535)
Total net investment income	1,096	39	(665)	(5)	465
Fee and other income	542	754	307	-	1,603
Total income	5,687	2,119	15,580	(5)	23,381
Benefits and expenses:					
Paid or credited to policyholders	3,784	1,190	14,794	-	19,768
Other	1,125	762	328	8	2,223
Amortization of finite life intangible assets	7	11	2	-	20
Net operating income before income taxes	771	156	456	(13)	1,370
Income taxes	182	29	86	-	297
Net income before non-controlling interests	589	127	370	(13)	1,073
Non-controlling interests	44	(175)	1	-	(130)
Net income from continuing operations	545	302	369	(13)	1,203
Net income from discontinued operations	-	692	-	-	692
Net income	545	994	369	(13)	1,895
Perpetual preferred share dividends	21	-	7	-	28
Net income - common shareholders	$ 524	$ 994	$ 362	$ (13)	$ 1,867

For the six months ended June 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,693	$ 1,020	$ 4,639	$ -	$ 9,352
Net investment income					
Regular net investment income	1,246	694	907	12	2,859
Changes in fair value on held for trading assets	(674)	(188)	(1,482)	-	(2,344)
Total net investment income	572	506	(575)	12	515
Fee and other income	509	267	331	-	1,107
Total income	4,774	1,793	4,395	12	10,974
Benefits and expenses:					
Paid or credited to policyholders	2,990	1,241	3,660	-	7,891
Other	1,097	297	363	16	1,773
Amortization of finite life intangible assets	7	5	2	-	14
Net operating income before income taxes	680	250	370	(4)	1,296
Income taxes	119	74	53	(2)	244
Net income before non-controlling interests	561	176	317	(2)	1,052
Non-controlling interests	58	8	10	-	76
Net income - from continuing operations	503	168	307	(2)	976
Net income from discontinued operations	-	110			110
Net income	503	278	307	(2)	1,086
Perpetual preferred share dividends	21	-	7	-	28
Net income - common shareholders	$ 482	$ 278	$ 300	$ (2)	$ 1,058

Form 52-109F2 - Certification of Interim Filings

I, D.A. Loney, President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 30, 2008

'D.A. Loney'
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, W.W. Lovatt, Executive Vice-President and Chief Financial Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 30, 2008

'W.W. Lovatt'
Executive Vice-President and Chief Financial Officer

END